Exhibit 99.2

CHAPADA COPPER-GOLD PROJECT

GOIAS STATE, BRAZIL

TECHNICAL REPORT

PURSUANT TO NATIONAL INSTRUMENT 43-101 OF

THE CANADIAN SECURITIES ADMINISTRATORS

PREPARED FOR

YAMANA GOLD INC.

Effective Date: February 19, 2009

PREPARED BY

Marco Alfaro

FAusIMM, PH. D. in Geostatistics

Homero Delboni, Jr.

Senior Consultant of HDA Serviços S/S Ltda, Ph.D. in Mineral Processing Engineering

Renato Petter

MAusIMM, P.Eng., Technical Services, Director, Yamana Gold Inc.

Table of Contents

1.0	Summary	12

1.1	General	12

1.2	Geology	13

1.3	Mineral Reserve and Mineral Resource	13

1.4	Mining Operations	15

1.5	Plant expansion feasibility study	18

1.6	Conclusions and Recommendations	19

2.0	Introduction	21

3.0	Property Description and Location	21

3.1	Property Location	21

3.2	Land Area and Mining Claim Description	22

3.3	Agreements and Encumbrances	23

3.4	Permit Status	24

4.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography	27

5.0	History	29

6.0	Geological Setting	32

7.0	Deposit Types	37

8.0	Mineralization	37

9.0	Exploration	38

10.0	Drilling	39

11.0	Sampling Method and approach	42

12.0	Sample Preparation, Analyses and Security	43

13.0	Data Verification	45

13.1	Santa Elina Quality Control/Quality Assurance Program	45

13.2	IMC Data Verification and Reviews	46

14.0	Adjacent Properties	47

15.0	Mineral Processing and Metallurgical Testing	48

15.1	Metallurgical Testing	48

16.0	Mineral Resources and Mineral Reserves Estimates	55

16.1	Mineral Resource	55

16.2	Mineral Reserves	57

16.2.1	Block Model	57

16.2.2	Block Model Conclusion	61

16.2.3	Recommendations	61

16.3	Mine Production Schedule	62

16.3.1	Economic Parameters for Mine Design	62

16.4	Plant Recoveries	63

16.4.1	NSR Calculation for Mine Design	64

16.4.2	Pit and Phase Design	65

16.4.3	Mine Production Schedule	69

16.5	Model Validation	90

16.6	Resource categorization	91

16.7	Grade model review	95

16.8	Study of the correlation between Cu and Au grades	104

16.9	Cubing model	106

16.10	Conclusions	108

17.0	Other Relevant Data and Information	109

18.0	Interpretation and Conclusions	109

19.0	Recommendations	111

20.0	References	115

21.0	Date and signature page	117

22.0	Additional Requirements for Technical Reports on Development Properties and production properties	118

22.1	Mining Operations	118

22.1.1	Mine Equipment	120

22.2	Recoverability	122

22.3	Markets	123

22.4	Contracts	123

22.5	Environmental Considerations	124

22.6	Taxes	126

22.7	Capital Cost Estimates	126

22.8	Operating Costs	127

22.9	Economic Analysis — Cost Summary and Cash Flow	130

22.10	Simple Sensitivity Analysis	131

22.11	Mine Life	133

22.12	Payback	133

Certificates of qualified persons		135

List of Tables

Table 1.1:Chapada Mineral Reserves as of January 1, 2009	14

Table 1.2 Mineral Resources - Net of Mineral Reserves	15

Table 1.3 Mineral Resources - Including Mineral Reserves	15

Table 1.4: Chapada Current Mining Equipment Fleet	16

Table 1.5: Mine Major Equipment Fleet Requirement	18

Table 10.1: Chapada Drilling by Series	39

Table 10.2: Chapada Drilling by Date and Company	40

Table 13.1 Comparison of Nomos and Geolab With Cone for Copper Assays	45

Table 13.2 Comparison of Nomos and Geolab With Cone for Gold Assays	46

Table 13.3 Comparison of Old and New M Series Drilling	47

Table 15.1: Lakefield Projected Metallurgy	50

Table 16.1 Mineral Resources - Net of Mineral Reserves	56

Table 16.2 Mineral Resources - Including Mineral Reserves	57

Table 16.3 Economic Parameters for Chapada Mine Design	58

Table 16.4 Chapada Mineral Reserve as of January 1, 2009	59

Table 16.5 Tonnage block model at different Cu cut grades	60

Table 16.6 Economic Parameters for Chapada Mine Design	63

Table 16.7: Mine Production Schedule	71

Table 16.8: Contained and Recovered Metals	71

Table 16.9 Stocks Movement	72

Table 16.10 Ore Benches by Phase —Ore to Plant	73

Table 16.11 Ore Benches by Phase — ANX% to Plant	74

Table 16.12 Saprolito Oxide	75

Table 16.13 Ag, Mo and S Grades	75

Table 16.14 No Blasted Material	76

Table 16.15 Ore Lithology - Tonnage	77

Table 16.16 Ore Lithology - Percentage	77

Table 16.17 Waste Lithology — Tonnage	78

Table 16.18 Waste Lithology - Percentage	78

Table 16.19 Comparison of Copper Grades	102

Table 16.20 Comparison of Gold Grades	103

Table 16.21 Summary of Correlation Coefficient	105

Table 16.22 Tonnage cubing at different Cu cut grades	106

Table 19.1 Plan 20 Mtpy : Summary of Mine Operating Costs	112

Table 19.2 Summary of Operating Costs — Except Mine cost — (USD/t) — 20 Mtpy	112

Table 19.3. Plan 24 Mtpy : Summary of Mine Operating Costs	113

Table 19.4 Summary of Operating Costs— Except Mine cost — (USD/t) — 24 Mtpy	114

Table 19.5. Ore/ Waste for 20 Mtpy	114

Table 19.6. Ore/ Waste for 24 Mtpy	114

Table 22.1 Chapada Current Mining Equipment Fleet	120

Table 22.2 Mine Major Equipment Fleet Requirement	122

Table 22.3 Summary of Operating Costs — (USD/t) — Case 20 Mtpy	127

Table 22.4 Summary of Operating Costs— (USD/t) — Case 24 Mtpy and 32 Mtpy	128

Table 22.5 Summary of Mine Operating Costs - In-pit Crusher (USD/t)	129

Table 22.6.Payback period	133

Table 22.7.Simulation Results	134

List of Figures

Figure 1.1 Mine Haulage Distances	17

Figure 3.1 Project Location Map	23

Figure 3.2 Mining and Exploration Concessions	26

Figure 3.3 Mineracao Maraca Land Owner Rights	27

Figure 6.1: Regional Geology Provided by Yamana	34

Figure 6.2 Geological Map	35

Figure 6.3 Geologic Cross Section	36

Figure 10.1 Cross Section 27	41

Figure 15.1. Flowsheet phase 1	54

Figure 15.2. Flowsheet phase 2	55

Figure 16.1 Tonnage — Grade Curve	61

Figure 16.2 Final Pit Design	67

Figure 16.3 Final Pit Design — Profile	68

Figure 16.4 Phase outlines - 300 mining bench	69

Figure 16.5.Initial topography December 31th, 2008	79

Figure 16.6: Pit December 2009	80

Figure 16.7: Pit December 2010	81

Figure 16.8: Pit December 2011	82

Figure 16.9: Pit December 2012	83

Figure 16.10: Pit December 2013	84

Figure 16.11: Pit December 2014	85

Figure 16.12: Pit December 2015	85

Figure 16.13 Pit December 2016	86

Figure 16.14 Pit December 2017	87

Figure 16.15: Pit December 2018	87

Figure 16.16 Pit December 2019	88

Figure 16.17: Pit December 2020	89

Figure 16.18. Chapada Mine General Arrangement	90

Figure 16.19 Comparison of Copper Grades	103

Figure 16.20 Comparison of Gold Grades	104

Figure 16.21 Tonnage — Grade Curve	107

Figure 22.1 Inter-Ramp Angles by Zone	119

Figure 22.2 Mine Haulage Distances	121

Figure 22.3 Simple Sensitivity Analysis — Case 20 Mtpy	131

Figure 22.4 Simple Sensitivity Analysis — Case 24 Mtpy	132

Figure 22.5 Simple Sensitivity Analysis — Case 32 Mtpy	132

1.0  SUMMARY

1.1           GENERAL

Yamana and its wholly-owned subsidiary Yamana Desenvolvimento Mineral S.A. requested the preparation of this technical report concerning the Chapada Copper-Gold Project in Goias State, Brazil.

The Chapada property is located in northern part of Goias State, approximately 320 kilometers north of the state capital Goiania and 270 kilometers northwest of the national capital of Brasilia.  The property is accessible via the paved federal road BR-153. Figure 3.1 included later in this report shows the location of the project within Brazil and the location of the project within the region.

2007 was the first year of commercial production for the project. Yamana is mining the copper-gold ores by conventional open pit methods.  Processing is in a conventional copper sulfide flotation plant designed to process currently 16 million tonnes per year of ore.  The plant produces a copper-gold concentrate that is shipped to smelting and refining facilities.

Yamana, through its subsidiary Mineração Maracá, controls the Chapada property through a series of mining concessions and exploration permits and claims totaling 17,220 hectares. The mining concession covering the Chapada deposit was granted in 1979 and has been renewed periodically. It amounts to 3,000 hectares of the land package.

Mineração Maracá controls surface rights in the area of the Chapada deposit and covers the sites proposed for all project buildings and fixed installations, as well as the areas proposed for waste dumps and tailings disposal through about 2012 of the current mine plan. Yamana believes that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. Mineração Maracá’s land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

1.2           GEOLOGY

The Chapada orebody has generally a tabular shape that strikes northeast within the anticlinal fold that hosts the mineralization.  The general strike length is roughly 3500 meters  with a width of 900m and a depth of as much as 220 meters.  The deposit is near surface with only minor saprolite cover.

Some oxidation minerals are present at the bedrock-saprolite contact, but they are minor and are not considered economic within this study.  Secondary copper minerals have not been observed in any measurable quantity.

The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulfide mineralization and was likely contemporaneous with copper. Copper mineralization occurs as finely disseminated sulfide crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs. However, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alternation events.

1.3           MINERAL RESERVE AND MINERAL RESOURCE

Table 1.1 shows the mineral reserve for Chapada as of January 1, 2009 based on a long range mine plan and plant production schedule developed by Metalica Consultores S.A. The total proven and probable mineral reserve is 345.4 million ore tonnes at 0.32% total copper and 0.22 g/t gold.

The mineral reserves are based on long term realized copper and gold prices of $1.85 per pound and $700 per ounce respectively.  The NSR value on Table 1.1 represents net revenue per tonne ore net of smelting, refining, concentrate freight, gold royalties, and copper sales taxes. Only measured and indicated mineral resources have been converted to mineral reserves. There are no inferred mineral resources in the mineral reserves.

Table 1.2 is presented as an estimate of mineral resources remaining after 2008 mining net of the mineral reserve presented in Table 1.1. The Table is based on a copper equivalent cutoff grade of 0.17% where: Equivalent copper (%) = copper (%) + 0.80 x gold (g/t).

The expression of equivalent copper for determinate the resources inventory, considered a copper price of 1.85 US$/lb and a gold price of 1,200 US$/oz. Table 1.3 shows mineral resources inclusive of the mineral reserves.  Measured and indicated resources on Table 1.3 is the sum of the proven and probable mineral reserves (Table 1.1) and the measured and indicated mineral resources on Table 1.2. Inferred resources are the same on Table 1.2 and Table 1.3.

Table 1.1:Chapada Mineral Reserves as of January 1, 2009

	Ore	NSR
Reserve Class	(ktonnes)	(US$/t)	Copper (%)	Gold (g/t)
Proven Mineral Reserve
Open Pit Ore (1)	178,203	10.74	0.33	0.24
Existing Mill Stockpile	1,133	15.27	0.42	0.39
Total Proven Mineral Reserve	179,336	10.77	0.33	0.24
Probable Mineral Reserve
Open Pit Ore (1)	153,093	8.80	0.31	0.20
Existing Low Grade Stockpiles	13,000	6.00	0.26	0.22
Total Probable Mineral Reserve	166,093	8.58	0.31	0.20
Total Proven and Probable Mineral Reserve	345,429	9.72	0.32	0.22
Total Pit Material 587,609 ktonnes, Strip Ratio 0,70 to 1

(1) Open Pit Ore includes planned stockpiles material NSR > 3.21 US$/t

Table 1.2 Mineral Resources - Net of Mineral Reserves

	Resource
Resources Category	(ktonnes)	Copper (%)	Gold (g/t)
Measured/Indicated Resource
Measured Mineral Resource	45,710	0.18	0.14
Indicated Mineral Resource	139,672	0.20	0.12
Measured/Indicated Resource	185,382	0.20	0.13
Inferred Mineral Resource
Inside Design Pit	12,590	0.19	0.20
Outside Design Pit	174,211	0.20	0.10
Total Inferred Resource	186,801	0.20	0.11

Notes:

1. Mineral Resources are at cutoff grade of 0.17% equivalent copper, where equivalent copper is copper (%) + 0.80xgold(g/t)

2. Measured and Indicated mineral resource is only the resource outside of the current design pit.

Table 1.3 Mineral Resources - Including Mineral Reserves

	Resource
Resources Category	(ktonnes)	Copper (%)	Gold (g/t)
Measured/Indicated Resource
Measured Mineral Resource	225,046	0.30	0.22
Indicated Mineral Resource	305,765	0.26	0.16
Measured/Indicated Resource	530,811	0.28	0.19
Inferred Mineral Resource
Inside Design Pit	12,590	0.19	0.20
Outside Design Pit	174,211	0.20	0.10
Total Inferred Resource	186,801	0.20	0.11

1.4           MINING OPERATIONS

The mine plan is based on supplying ore to a conventional copper sulfide flotation plant at the rate of 24 million tonnes per year.  The Chapada mine production schedule specifies total mine production rates of 42 Mt in 2009, 50 Mt for 2010, 55 Mt in 2011, 58 Mt in 2012 and 60 Mt from 2013 to 2017 after which the movement decreases down to 20 Mt in 2023.

Mining is by conventional open pit mining methods. The mining is being conducted with excavators of 4.3 cubic meter capacity and haul trucks with a capacity of about 28 tonnes.

This equipment is very small for a project of this size.  Typical equipment for a project of this size is hydraulic shovels with a capacity of about 15-20 cubic meters matched with trucks of 150-200 metric tonne capacity. Table 1.4 shows the current mining equipment fleet.

Table 1.4: Chapada Current Mining Equipment Fleet

Description	Number
Bucyrus 35HR Drill	4
Wolf 5000E Drill	1
Liebherr R964B Excavators	7
Liebherr R944 Excavator	1
Randon 430B Trucks	52
Scania 8 x 4 Trucks	5
Caterpillar D8T Track Dozers	2
Caterpillar D6RII Track Dozers	3
Caterpillar 950GII Wheel Loader	2
Caterpillar 980H Wheel Loader	1
Caterpillar 140H Motor Grader	3
Caterpillar 416DII Backhoe Loader	1
Scania Water Trucks

As part of this study, Metalica developed an new estimate of mine equipment requirements. The criteria to determinate the mine equipment considered that in the first three years (2009 to the 2011) the operation of the mine is made by contractors (waste) and its own equipment (ore and low grade) and from year 2012 onward, the operation is totally operated with its own equipment.  The haulage distances were calculated to the different points of truck dumping (waste dump, crusher and stock areas) with a total average of 1.8 kilometers. The Figure 1.1 shows the annual haulage distances and mine movement.

Figure 1.1 Mine Haulage Distances

The new fleet estimation was considering the characteristics of equipment according to the new characteristics of the mining plan: drilling machines of 7”, hydraulic shovels (backhoe) of 20 m3 and trucks 170 tons. Table 1.5 summarizes the mine fleet requirements by year during the mine life.  It can be seen that the peak requirement for drills and shovels is estimated at four and five units respectively.  It is also indicated that truck requirements will peak 19 units in year 2016.

Table 1.5: Mine Major Equipment Fleet Requirement

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
TOTAL MATERIAL (kt)	42,000	50,000	55,000	58,000	60,000	60,000	60,000	60,000	60,000	50,000	30,994	28,157	24,000	24,000	20,429
DISTANCES (km)	2.3	2.6	1.6	1.6	1.4	1.4	2.1	2.1	2.0	2.9	2.1	1.0	1.2	1.0	1.0
HAULAGE
Haulage (CAT 789 C)	8	8	8	13	13	13	16	19	17	17	8	6	5	4	4
LOADING
Shovel (RH 170 OK)	2	2	2	5	5	5	5	5	5	4	3	3	2	2	2
Loader (CAT 993 K)	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
DRILLING
Drilling ROC L8 - 7"	4	4	4	4	4	4	4	4	4	4	2	1
SERVICES
Bulldozers (CAT D10 T)	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1
Wheeldozers (CAT 834 T)	1	1	1	2	2	2	2	2	2	2	2	2	2	2	1
Motor Grader (16 M)	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1
Water Truck 34 M3	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1

Note: From year 2009 and 2011 Yamana’s Contractors and Own

Chapada has recently adquired 4 drilling machine ROC L8

1.5           PLANT EXPANSION FEASIBILITY STUDY

A feasibility study report was developed by Minerconsult Engenharia (MINER) as dictated by the agreement with Mineração Maracá Indústria e Comércio S.A. (MMIC), a subsidiary of Yamana Gold Inc. The services reported herein are relative to the multidisciplinary engineering activities developed for expanding the processing capacity of the copper and gold beneficiation plant of the Chapada Project, from 16 Mtpy to 32 Mtpy. For the two initial phases of expansion from 16 Mtpy to 24 Mtpy a FEL3 basic design (+20%/-10%) was developed.

This expansion will be achieved in 2 (two) distinct phases: 20, 24 and 32 MTPY option was aborted due to low rentability compared with selected alternatives and considerable reduction in the life of the mine.

The engineering works included the following companies, apart from MINER:

•                  HDA Serviços S/S Ltda. (HDA) — Follow-up of flotation and High Pressure Grinding Rolls (HPGR), testwork and development of simulations of the comminution circuit for the different implementation stages.

•                  Humboldt Wedag GmbH / Dedini S/A Indústrias de Base — HPGR testing.

•                  Conestoga Rovers e Associados - CRA — General Water Balance.

•                  DAM Projetos de Engenharia — Revision of the Baco Pari tailings dam crest-raising schedule, location and access roads.

•                  Metálica Consultores SA (Chile) — Mineral Reserves Estimation.

•                  PÖYRY Tecnologia — Basic Design of the Formiga River Water Intake System.

•                  Jenike and Johanson Chile S.A — Testwork on the Chapada ore and studies to allow identifying the behavior of the stockpiled material and improvement recommendations.

•                  RTS Engenharia Ltda (RTS) — Tailings Slurry Flow System Design.

•                  Linus Consultores Associados — Hazop study for the 20 Mtpy facilities.

1.6                                           CONCLUSIONS AND RECOMMENDATIONS

Resources, Reserves and Mining

The mine plan production schedule using the 2008 ore resources model resulted in an availability of 345.4 million tonnes of ore, feeding the plant during 15 years at a rate of 24 Mtpy.

An overall copper recovery of 86% was estimated, resulting in nearly 2,098 million pounds of fine copper in concentrates and 1,608 K ounces of gold at a global recovery of 65%.

Table 1.2 indicates about 13 million tonnes of inferred resource within the limits of the current design pit, though it is relatively low grade material. An on-going development drilling program needs to explore this material mainly focused in the North pit where the east flank of stage 5 is delimited by inferred material.

Accordance to mine plan sequence, ANX% (Amphibole schist) get maximum values during 2010 and 2011 due to the excavation of stage 3 to install in-pit crushed. To decrease and control the ANX% (Amphibole schist) to plant would be necessary to sent part of this material to stockpile, increasing the mining costs due to re-handling activities and potential needings of new areas. In general stages 3, 5 and 6 contain high values of  ANX% (Amphibole schist).

With respect to cutoff cost strategy, during the first five years the 6.0 US$/t is according for a viable mine removal ramp-up defined with Chapada Mine. Optimization could be introduced in short range mine planning.

The new areas for waste dump require to be condemned. Also, for the use of waste disposal into the pit.

The following are the most important recommendations based on the study conclusions:

Since the deposit is not closed, exploration campaigns of infill and unexplored areas are recommended. The closure of the deposit is also recommended. Exploration can be guided by the existing resource categorization and the 100 conditional simulations built by Yamana, which are useful for exploring areas that are more erratic than others.

We recommend that copper and gold grade reconciliation studies be carried out and that any differences must be investigated. Production data (blasting pits) and plant information should be used for this purpose, and these studies should be carried out quarterly.

The results of the reconciliation should be used as a guide for future improvements to the block model.

Plant Expansion

Of the three cases reviewed — 20 Mtpy, 24 Mtpy and 32 Mtpy, 20 Mtpy is the most able to accommodate variations in the selling price of copper, while maintaining the extraordinary internal rate of return attractive.

24 Mtpy is more sensitive to commodity price variations than 20 Mtpy. 32 Mtpy is the most sensitive of all to variations in copper price.

2.0       INTRODUCTION

Yamana Gold Inc. and its wholly-owned subsidiary Yamana Desenvolvimento Mineral S.A. requested the preparation of this technical report concerning the Chapada Copper-Gold Project in Goias State, Brazil.

The purpose of this technical report is to report the updated mineral reserve, incorporating the results of feasibility study for the expansion from 16 Mtpy to 24 Mtpy, as well as to disclose a new mine plan, mine production schedule, capital costs and operating costs.

Marco Alfaro S,, FAusIMM, of Metalica is the qualified person for resources, reserves and mining.  Homero Delboni, Jr., Senior Consultant of HDA Serviços S/S Ltda, Ph.D. in Mineral Processing Engineering, is the qualified person for mineral processing. Renato Petter, MAusIMM, P. Eng. Director of Technical Services Yamana Gold Inc. is the qualified person for project and mineral economics.

This report is in metric units.  Tonnes mean metric tonnes and ktonnes denotes 1000 metric tonnes.  Metal grades of gold are in grams per metric tonne.  Koz is an abbreviation for 1000 troy ounces since gold prices are quoted in troy ounces on world markets.  Copper metal is reported in US pounds since prices are commonly quoted in  those  terms. Mlbs  is  an abbreviation for 1 million US pounds of copper.

3.0       PROPERTY DESCRIPTION AND LOCATION

3.1                                           PROPERTY LOCATION

Figure 3.1 shows the location of the Chapada property, in the State of Goias, Brazil. The approximate latitude and longitude of the site is 14º14’S and 49º22’W.

3.2                                           LAND AREA AND MINING CLAIM DESCRIPTION

Yamana, through its subsidiary Mineração Maracá, controls the Chapada property through a series of mining concessions and exploration permits and claims totaling 17,220 hectares. The mining concession covering the Chapada deposit was granted in 1979 and has been renewed periodically. It amounts to 3,000 hectares of the land package. Figure 3.2 shows the mining concessions and exploration permits. Figure 3.3 shows the concession boundaries. There are no required  payments to maintain the  mining  concession; this is covered by royalties and taxes based on production. For exploration concessions nominal annual fees ranging from US$ 0.88 up to US$ 1.33 per hectare, which amounts to approximately US$ 26,000 for Chapada’s tenements, are required.

The mining concession expires only after reserve exhaustion. Exploration concessions are valid up to five years. Afterwards a feasibility study must to be presented to DNPM (Brazilian mining agency) to apply for a mining concession. After application, and until the mining concession is granted, the land block is termed a mining claim.

Mineração Maracá controls surface rights in the area of the Chapada deposit and covers the sites proposed for all project buildings and fixed installations, as well as the areas proposed for waste dumps and tailings disposal through about 2012 of the current mine plan. Yamana believes that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. Mineração Maracá’s land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Figure 3.3 shows the surface land owned by Yamana.

Figure 3.1 Project Location Map

3.3                                           AGREEMENTS AND ENCUMBRANCES

Other than statutory royalties which are paid to the Brazilian government based on commercial copper and gold production, Yamana is not aware of any rights, agreements or encumbrances to which the Chapada property is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest therein.  The Company is not aware of any environmental liabilities to which the property is subject.

Yamana does not know of any former concession owners with any contractual rights to buy their way back into the project.

3.4                                           PERMIT STATUS

A substantial amount of environmental study, analysis and regulatory review was made for the Chapada Project. In November, 1996, Geomina Consultants, from Goiânia, State of Goiás, Brazil, developed an Environmental Impact Study. This report was used for public comment and as support for application for permits. Yamana obtained the three environmental permits required for mine operations in Brazil: 1) the first environmental license (LP) was issued in December 1999; 2) the construction license (LI) was issued in April 2001 and it was renewed twice in April 2003 and April 2006; and 3) the operation license was published in November 2006, and it was valid until April 2008. It was renewed now until April 5th, 2010.

The Chapada Mine is with all Licenses (Operation, Deforest, Water Use Permit, etc) needed to operate.

The table below represents the land control in Chapada Project and region.

LAND CONTROL - MINERAÇÃO MARACÁ: CHAPADA PROJECT AND REGION

DNPM Process Nb.	City - State	Area (hectares) Exploration Clain	DNPM Exploration Permit No	Permit Grating - DOU (3 years)	Renewal Application	Renewal Approval	Final Report Submission	Final Report Aproval	Application for Mining Concession	No. Mining Concession	Granting of Mining Concession (DOU)	Status
808.923/74	Alto Horizonte	3.000,00	316	8/mar/76	23/jun/76	1/ago/78	30/jul/79	9/out/79	18/out/79	2394	11/dez/79	Mining Concession. Annual Mining Report submitted to DNPM on Mar/07.
860.158/94	Alto Horizonte	1.000,00	9370	10/out/06								Exploration permit
860.931/94	Alto Horizonte	571,78	1510	29/jul/87	*****	*****	27/jul/00	17/out/01	16/out/02			Applied mining concession
860.922/01	Alto Horizonte	516,25										Exploration Claim
860.965/01	Alto Horizonte	329,50										Exploration Claim
860.273/03	Alto Horizonte	978,91	2620	23/abr/03	16/fev/03	16/fev/06						Exploration permit
861.088/04	Alto Horizonte	1.998,29	329	11/jan/05	16/nov/07	9/jul/08						Exploration permit
860.239/07	Alto Horizonte	1.917,31	3016	23/abr/07								Exploration permit
860.240/07	Alto Horizonte	1.528,98	3742	9/mai/07								Exploration permit
860.255/07	Alto Horizonte	1.974,12	3018	23/abr/07								Exploration permit
861854/07	Alto Horizonte	1.405,96	3702	13/mai/08								Exploration permit
860177/09	Alto Horizonte	1.999,83										Exploration Claim

TOTAL (hectares):		17.220,93

Figure 3.2 Mining and Exploration Concessions

Figure 3.3 Mineracao Maraca Land Owner Rights

4.0       ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Chapada property is located in northern part of Goias State, approximately 320 kilometers north of the state capital Goiania and 270 kilometers northwest of the national capital of Brasilia.  The property is accessible via the paved federal road BR-153. Figure 3.1shows the location of the project within the region.

The town of Alto Horizonte, which has a dirt airstrip suitable for small aircraft, is within 10 kilometers of the property.  The towns of Campinorte (population of 15,000), Nova Iguacu (population of 2,500) are within 6 to 30 kilometers of the property and Uruacu (population of 45,000) is within 50 kilometers of the property.  Adequate paved roads are available for supplies  delivery to the site and for the transportation of mineral concentrates to ports and smelters.  A proposed new rail line, currently being built, will pass within 25 kilometers of the property.

The average elevation of the property is approximately 300 meters above sea level. The topography is characterized by low rolling hills, with adjacent large flat areas.  Suitable sites have been identified for all required waste disposal, processing and ancillary facilities.

Annual temperatures typically range from a minimum of 4º C to a maximum of about 45º C. Annual rainfall averages approximately 1,500 millimeters. Climatic conditions permit year-round open pit mining operations.

Electricity is available from the Brazilian national grid.  There are several potential connecting points to the grid.  The current plan is the construction of a 230 kilovolt transmission line from the Itapaci substation to the property, a distance of about 85 kilometers.

The Mineração Maracá plant is located on the upper portion of Tocantins/Araguaia Hydrographic Basin, less than 50 km away from the largest water course in the area, the Tocantins River, an area that was flooded by the waters of the large reservoir of the Serra da Mesa Hydroelectric Power Plant.  On the other hand, if this radius decreases to about 10 or 20 km, the spring options are reduced to small to medium size rivers, within the boundaries of the Bois River Basin.

The Bois River is a right-bank tributary of the Crixás-Açu River which, in turn, is a tributary of the upper course of the Araguaia River. Considering the contour area of the Plant, the area of the Bois River Basin is about 490 km2, and all principal tributaries are located on the left bank (Currais  Creek and Veado River). Moving downstream, the Bois River receives another important left-bank tributary, the Pouso Falso River, whose basin area is about 320 km2, and then comes a major right-bank tributary, the Formiga River, with basin area larger than 800 km2.

The current Bois River water intake system features nominal capacity of 1,400m3/h, being supplied by a sub-basin with drainage area corresponding to 490 km2.

The Chapada operation requires about 1,000 cubic meters per hour of new water.  Rio Dos Bois is currently supplying about 750 cubic meters per hour.  Mine drainage water, rainfall, and industrial drainage areas supply the remaining requirement.

The average elevation of the property is approximately 300 meters above sea level.  The topography is characterized by low rolling hills, with large contiguous flat areas.  The sites chosen for waste disposal, the plant, and other ancillary facilities are suitable for the current operation.

5.0       HISTORY

The Chapada Deposit was discovered during 1973 by the Canadian company, INCO Ltda. They followed up with geochemical, geophysical, trenching, and initial drilling.  The sequence of project ownership and exploration is summarized below.

1975-1976	INCO Ltda completes a 2000m x 500m grid drilling program. Parsons-Eluma Projetos e Consultoria S/C, a Brazilian copper company acquires a 50% interest in the project.

1976-1979	INCO Ltda and Parsons-Eluma Projetos e Consultoria S/C complete a 200m x 100m drill grid. A 92m deep shaft is completed with 255m of crosscuts for exploration and metallurgical sampling.

1979-1979	Mining concession Number 2394 covering 3,000 hectares is issued to Mineracao Alonte by the Departamento Nacional da Producao Mineral.

1980-1981	Soil drilling was completed in the future plant, tailing ponds, and potential water dam areas.

1981	Feasibility study completed by Parsons-Eluma Projetos e Consultoria S/C.

1994-1995	A 4500m drilling program re-evaluates a near surface gold deposit. A preliminary feasibility study was completed by Watts, Griffis and McQuat.

May 1994	Mineração Santa Elina Industria e Comercio S/A acquires the Chapada deposit through a subsidiary named Mineracao Maraca Industria e Comercio.

July 1994	Echo Bay acquires an initial interest in Mineração Santa Elina Industria e Comercio S/A by purchasing 5% of the outstanding shares from Sercor.

Dec 1994	Mineração Santa Elina Industria e Comercio S/A completes its initial public offering.

Sep 1995

Mineração Santa Elina Industria e Comercio S/A and Echo Bay approve the Chapada Project joint venture. Santa Elina issues about 3% of the outstanding shares to Echo Bay. Echo Bay receives the option to acquire 50% interest in the project.

May 1996	Mineração Santa Elina Industria e Comercio S/A is privatized and Sercor and Echo Bay become equal owners of the company.

Dec 1996	Mineração Santa Elina Industria e Comercio S/A completes an in-fill drilling program

Dec 1997	Independent Mining Consultants, Inc. reviews the Echo Bay model and completes a mine feasibility study.

Jan 1998	Kilborn Holdings Inc., now SNC-Lavalin Group Inc., completes the Chapada Project Bankable Feasibility Study (the 1997 study referenced in this document).

Nov 1999	The initial environmental license was issued (LP)

Apr 2001	The construction license was issued (LI)

May 2000	PINUS acquires 100% of Mineracao Maraca.

2003	The project was acquired by Yamana.

2004

Yamana engaged Hatch Limited, Independent Mining Consultants, Inc. and other consultants to progress various aspects of the feasibility of developing the property. The study was completed in August 2004

2004	Yamana secured $100 million in debt financing for the construction of the Chapada Project in October. A formal construction decision was made in December.

2005	Plant construction and mine waste stripping commence.

2006	Construction completed during the fourth quarter of 2006 with concentrate production in November.

2007	Commercial production declared on February 11, 2007.

2007

Yamana re-started exploration program with 9 holes/1924 meters of diamond drill holes in east Chapada deposit for check extension mineralization intercepted for old drill executed in 1996 by joint venture Santa Elina-Echo Bay and for test easter sinclinal using model of mineralization associate volcanogenic massive sulfide.

2008	Yamana commenced work on the mine expansion at Chapada initially to increase production from 16 Mtpy to 20 Mtpy and subsequently to 24 Mtpy.

6.0       GEOLOGICAL SETTING

The Chapada deposit is located in the northern part of the state of Goias, Brazil. Goias is a significant mineral producing state with a number of mines producing gold, nickel, phosphate, and asbestos.

The regional geology of the Chapada area is composted of proterozoic greenstones made up of volcanic and sedimentary sequences, locally cross cut by granitic intrusions. The greenstones have been metamorphosed to biotite and amphibolite schist in the Chapada mineralized area.

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast.  This area is part of a large system of mobile belts that have a complex, multi-phased history of deformation.  The component units vary widely in age.  Figure 6.1 is a summary geology map of the entire region provided by Yamana.

In the immediate area of the Chapada deposit, the biotite and amphibolite schist units have been folded into a broad anticline with a northeasterly fold axis.  The two limbs of the anticlinal structure dip to the northwest and southeast.  There is a minor secondary synclinal fold of the major antiform so that the northeast and southwest ends are somewhat higher than the central zone of the structure in the middle of the deposit.  This combination of folds gives the deposit a broad “saddle” shape.

The Chapada mineralization is hosted in the biotite and amphibolite schists described above.  The best grade of the deposit appears to be located at the axis of the anticline indicating that perhaps the structural preparation associated with folding provided better conduits for hydrothermal fluids.  There are intrusive pegmatite within the deposit that are essentially barren.  Figure 6.2 illustrates the local geology in the immediate Chapada area.

The bedrock schists are overlain by approximately 25m of saprolite material.  There is a minor lateritic component near the top of the saprolite zone.  Within that laterite component there is a “ferricrete” or iron shot zone at surface that will be useful as road base and provides a sound initial working surface in the mine area.

Figure 6.3 is a cross section through the center of the deposit looking southwest so that the left side of the figure represents the southeasterly direction.  The anticlinal structure is evident on the figure.  The red units on the section represent the biotite schist, and the green units illustrate the amphibolite schist.  Biotite schist is the predominate mineral host in the deposit.

Figure 6.1: Regional Geology Provided by Yamana

Figure 6.2 Geological Map

Figure 6.3 Geologic Cross Section

7.0       DEPOSIT TYPES

The Chapada copper-gold deposit is generally a tabular shape that strikes northeast within the anticlinal fold that hosts the mineralization.  The general strike length is roughly 3500 meters long with a width of 900m and a depth of as much as 220 meters.  The deposit is near surface with only minor saprolite cover.  Laterite and saprolites are essentially barren, but ore grade mineralization begins immediately at the bedrock contact in the center of the deposit.

Some oxide copper minerals are present at the bedrock-saprolite contact, but they are minor and are not considered economic within this study.  Secondary copper minerals have not been observed in any measurable quantity.

8.0       MINERALIZATION

The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite.  Fine grained gold is closely associated with the sulfide mineralization and was likely contemporaneous with copper.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites.  The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs.  However, copper mineralization is pervasive over a broad area.  Gold mineralization is more uneven spacially and may have been remobilized by post mineral low temperature alternation events.

9.0       EXPLORATION

A summary of the exploration history was provided in the Micon International Ltd Technical Report on the Chapada Copper dated on July 2003 and the more recent Independent Mining Consultants, Inc report dated March 2008.

Additional copper-gold anomalies have been identified along the general trend defined by the northwest strike of the Chapada deposit. Exploration of the roughly 50km trend has been undertaken by Yamana predecessors with geophysical, geochemical, and drill sampling means with some success.

The Chapada mineralization was first discovered in 1973 during a regional program of stream sediment sampling.  Follow up work by INCO Ltda was conducted during 1974 and 1975 that included detailed stream sediment surveys, soil geochemistry, geophysics, trenching and broadly spaced initial target drilling.

There are few outcrops in the Chapada area due to the laterite-saprolite cover. Consequently, deposit definition required extensive diamond drill exploration.  Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by Inco Ltda, Parsons-Eluma Projetos e Consultoria S/C, Eluma- Noranda, Santa Elina, and Santa Elina-Echo Bay.  Section 11 describes the accumulated drill hole database that now amounts to 856 drill holes.

In 2007 Yamana re-started exploration program with 9 holes/1924 meters of diamond drill holes in east Chapada deposit for check extension mineralization intercepted for old drill executed in 1996 by joint venture Santa Elina-Echo Bay and for test easter sinclinal using model of mineralization associate volcanogenic massive sulfide.

Early 2008 consultancy by Richard Sillitoe define genetic model of mineralization with typical porphyry copper-gold system (Cu-Au-Mo association), that underwent intense isoclinal folding and amphibolite facies metamorphism during continental collision at the end of the neoproterozoic. However, original mineralogy may not have been so profoundly changed, because of the stability of minerals like quartz, anhydrite, pyrite, chalcopyrite, magnetite and biotite under amphibolite facies conditions. The economic mineralization is structural controlled by axial zone of an asymmetric D2 anticlinal fold, because remobilization chalcopyrite. Sillitoe detaches that porphyry copper-gold deposits worldwide have a strong tendency to occur in clusters, with as many as a dozen discrete centers being known from some districts (e.g. Northparkes, New South Wales, Australia). The marker is quartz-muscovite-kyanite schist horizon is believed to be a former advanced argillic lithocap.

The actual focus exploration works is discovery another ore body in Chapada district and evaluate potential extension resources of Chapada deposit. To reach this objective was done regional geological map, detail geological map of open pit, regional cross section, geological model of mine, re-logging exploration old drill holes, chip/soil samples and 5530 meters diamond drill holes close Chapada deposit. The next step is geophysics survey with IP and Magnetic, after will checking with exploration drill holes.

10.0                        DRILLING

The drillhole database consists of 856 diamond core drillholes that represent 67,315 meters of drilling and 47,939 sample intervals.  The drilling consists of two hole series, short CHD series holes that were drilled to test saprolite material and longer M series holes.  Table 10.1 summarizes the drilling by series.

Table 10.1: Chapada Drilling by Series

Drilling Series	No. of Holes	No. of Meters	No. of Intervals

CHD Series	416	6,630	7,731

M Series	440	60,685	40,208

Total	856	67,315	47,939

Table 10.2 is excerpted from the report “Executive Summary Report - Chapada Project”, dated June 25, 1997, by Santa Elina, and summarizes the drilling by date and company.

Table 10.2: Chapada Drilling by Date and Company

Date	Companies	No. of Holes	No. of Meters

1976	INCO	6	919

1976-1979	INCO/Eluma	78	10,573

1979-1981	Eluma/Noranda	86	11,140

1989	Eluma	6	569

1995	Santa Elina	416	6,631

1996	Santa Elina/Echo Bay	264	37,482

TOTAL		856	67,314

The drilling has delineated the main deposit areas at a spacing of 100 meters by 50 meters, with a tighter 50 meter pattern in the central portion of the deposit.

680 of the 856 holes were drilled in the 1995-1996 campaigns.  These were NQ or NX size core holes.  All collar locations were surveyed.  Angle holes (only 5% of the drilling) were down-hole surveyed, but down-hole surveys were not done for the vertical holes. The “longer” M series holes only tended to be about 150m long due to the shallow nature of the deposit so significant deviation in hole orientation is not expected.

Figure 10.1 shows a cross section of the drilling through the central portion of the orebody.  The Chapada deposit is essentially flat lying and the holes are mostly vertical, so mineral intercepts represent true thicknesses.

There is also documentation of several reverse circulation holes drilled for condemnation purposes.  There were also some early S series holes in the saprolite material.

Figure 10.1 Cross Section 27

11.0                        SAMPLING METHOD AND APPROACH

This section as well as the following sections on “Sample Preparation, Analyses, and Security”, and “Data Verification” describe the procedures used by Santa Elina during the 1995 and 1996 drilling campaigns.  The information on earlier drilling campaigns is not readily available.  The early campaigns account for only 21% of the drillholes and 34% of the meters drilled.  Also, a statistical comparison of the early and recent drilling results conducted by IMC indicates that the early results are consistent with the new drilling.

The distribution of sample lengths is as follows:

Less than 1 meter	15%

1 meter	7%

Between 1 and 1.5m	18%

1.5 meter	42%

Between 1.5 and 2m	9%

2 meters	6%

Greater than 2m	3%

TOTAL	100%

It can be seen that the most common sample interval is 1.5m.  One and two meter intervals were also used for some of the drilling.  There was also a tendency to make sample intervals slightly longer or shorter to match lithologic contacts, resulting in the variation in lengths.

The Micon report states that overall core recovery averaged 95%; neither IMC nor Hatch has reviewed the core recovery data.

Micon concluded that the sampling procedures used by Santa Elina have provided representative samples of the deposit being tested. Micon reported that they were not aware of any drilling, sampling or recovery f actors that could materially affect the accuracy of the results obtained. The Chapada database, which incorporates all drilling performed since 1976, contains 47,939 individual sample intervals.

All core drilled by Santa Elina was logged. The logging included rock type, degree of oxidation, degree of alteration, estimated percentage of sulfides, and the presence of additional minerals.

12.0                        SAMPLE PREPARATION, ANALYSES AND SECURITY

The core samples were sawed in half, with one half submitted for sample preparation and assay and the other half retained for reference.  The entire half core is first crushed to minus ¼ inch by a jaw crusher and then to minus one millimeter in a roll crusher.  This product is split into three parts, two of which are saved.  One of the splits is then pulverized to -150 mesh to provide 500 grams of the final pulp.

The gold analysis utilized a 30 gram sample that was fire assayed by atomic absorption. The total copper analysis utilized a 0.25 gram sample that was dissolved with a four acid digestion (hydrochloric, nitric, hydrofluoric, and perchloric). This was evaporated and analysed for copper by atomic absorption.

Geolab in Belo Horizonte, Brazil was used for most of the Santa Elina assays.  Another Brazilian lab, Nomos, was used for the shallow saprolite holes drilled in 1995. Geolab was founded in 1967 and is now part of the ALS Chemex laboratories group, although this was not the case in 1996. It is Micon’s understanding that the ALS Chemex laboratories group has obtained ISO 9002 certification. The analytical procedures used by Nomos were similar to the Geolab procedures, including the four acid digestion for total copper.

Usually the jaw crushing and roll crushing stages were done at the Chapada sample preparation facility at Alto Horizonte.  During times of peak drilling however, some half core was sent to Geolab.

It is reported that the chain of custody of the samples is as follows.  Core was placed in wooden storage boxes at the rig, under the supervision of the geotechnicians.  The core boxes were transported to the secure sample preparation facility at Alto Horizonte.  The core was then logged for geotechnical characteristics and marked longitudinally for sawing in half.  Sawing took place a few blocks from the sample preparation facility due to noise considerations.  The sawn core was replaced in the core boxes and returned to the sample preparation facility where it was logged by geologists.  The core was then divided into sample lengths for the sample preparation procedures described above.

The sample preparation and assaying have been performed using procedures that are accepted as standard in the mining industry.  The security procedures are also reasonable given the high volume of samples and relatively low mineral concentrations of the samples.

As of this writing, the half core, coarse rejects, and pulps from the 1995-1996 drilling campaigns are still located at the core storage facility at Alto Horizonte.  The sample preparation equipment has been removed.  It was reported to IMC that the sample preparation personnel at the site were under contract from the Geolob Laboratory and were not Santa Elina personnel.

In the opinion of the authors of this report, the sampling, sample preparation and assaying procedures, have resulted in representative samples of the Chapada deposit.

13.0                        DATA VERIFICATION

13.1                                                   SANTA ELINA QUALITY CONTROL/QUALITY ASSURANCE PROGRAM

In 1996 Echo Bay became actively involved in the drilling and sampling program for the Chapada Project.  A rigorous quality control program was commenced making use of standards, blanks, and duplicate assays to monitor results.  Geolab was selected as the primary assay laboratory.  A large number of samples were also sent to various labs in North America for check assays.

IMC reviewed several reports from K.A. Lovstrom, a consulting geochemist from the United States, describing the quality control program.  IMC also received the data file of all the quality control assays.  IMC reviewed all the available data. The author believes that the quality control program was sufficient to ensure consistent and relatively high quality assays for the Chapada Project.

Data comparing the Nomos lab with the Cone lab in the United States for the CHD holes and Geolab with Cone for the M series holes is summarized on Table 13.1 and Table 13.2. There appears to be small differences in results between the Brazilian labs, Nomos and Geolab, and the Cone laboratory in the United States.  For copper, Cone is lower than both the Brazilian labs; Cone is 5.99% lower than Nomos and 6.62% lower than Geolab.  For gold, Cone is 4.9% lower than Nomos and 2.13% higher than Geolab.

Table 13.1 Comparison of Nomos and Geolab With Cone for Copper Assays

CHD Series Holes:	Number	Mean (%Cu)	Std. Dev. (%Cu)

Nomos	398	0.267	0.254

Cone	398	0.251	0.236

% Variance		-5.99%	-7.09%

M Series Holes:	Number	Mean (%Cu)	Std. Dev. (%Cu)

Geolab	1299	0.423	0.342

Cone	1299	0.395	0.317

% Variance		-6.62%	-7.31%

Table 13.2 Comparison of Nomos and Geolab With Cone for Gold Assays

CHD Series Holes:	Number	Mean (g/t)	Std. Dev. (g/t)

Nomos	396	0.204	0.378

Cone	396	0.194	0.358

% Variance		-4.90%	-5.29%

M Series Holes:	Number	Mean (g/t)	Std. Dev. (g/t)

Geolab	1297	0.376	0.782

Cone	1297	0.384	0.843

% Variance		2.13%	7.80%

13.2                                                   IMC DATA VERIFICATION AND REVIEWS

IMC randomly selected 31 drillholes from the Chapada drillhole database to audit the procedures.  The 31 holes represent about 3.6% of the drillholes and about 5% of the holes with significant mineralization and covered all the drilling campaigns since 1979.  IMC requested assay certificates and geology logs for the holes to compare with the assays in the computer database.  The available hard copy data was compared with the assay database to verify that the database was assembled in a proper fashion.

Overall, the author believes that the database management procedures are reasonable and that no serious errors or omissions occurred in assembling the database. The audit trail for the Santa Elina/Echo Bay data meets the industry standards. The available quality control for the older drilling is not as complete as the new drilling; it should, however, be noted that the deposit has largely been re-drilled by newer holes and comparisons between the old and new drilling is possible as will be discussed next.(author’s opinion).

IMC compared the old (pre Santa Elina/Echo Bay) M series drillholes with the recent M series holes.  There is an approximate 350 m by 350 m area in the center of the deposit that contains a mix of both types of data.  Table 13.3 shows the comparison for assays in this area.  For copper, the new drilling is 6.38% higher than old drilling.  For gold, the new drilling is 3.46% less than old.  It is interesting to note that the comparison of new with old drilling is about the same magnitude and direction as Cone versus Geolab.

Table 13.3 Comparison of Old and New M Series Drilling

Copper:	Number	Mean (%Cu)	Std. Dev. (%Cu)

Old Drilling	2496	0.329	0.309

New Drilling	2703	0.350	0.311

% Variance		6.38%	0.65%

Gold:	Number	Mean (g/t)	Std. Dev. (g/t)

Old Drilling	2460	0.231	0.284

New Drilling	2703	0.223	0.264

% Variance		-3.46%	-7.04%

In author’s opinion the database is of sufficient quality for a feasibility level study.

There is evidence that the recent copper analysis done at Geolab is about 6% high when compared with North American labs and the old drilling data.  There is also evidence that the recent gold assays are 2 to 3% low compared to North American labs and the old data.  More information concerning this potential bias is included in Section 17.4.6 of this report.

14.0                        ADJACENT PROPERTIES

There are no adjacent properties that are material to the Chapada project.

15.0                        MINERAL PROCESSING AND METALLURGICAL TESTING

15.1                                                   METALLURGICAL TESTING

In the author’s opinion the sampling, sample preparation and assaying procedures, have resulted in representative samples of the Chapada deposit.

The following is from the Chapada Copper-Gold Project Goias State, Brazil prepared by Hatch and IMC in August 2004 and describes the metallurgical testing data available as of the date of Feasibility Study.

There has been a significant amount of process testing completed on the Chapada Project by third parties.  The results of this test work provide the basis to develop a straight-forward process flowsheet for treating the ore.  Test results indicate that a clean, predominately chalcopyrite concentrate can be produced with associated gold. Tests and design work indicate that a concentrate grade of 28% copper is achievable with acceptable recoveries of copper and gold.

The metallurgical testing has included the following major components:

a.             Mineralogic studies.

b.             Grinding and Bond Work index tests.

c.             Grind size versus flotation recovery studies including the evaluation of regrind after rougher flotation.

d.             Flotation studies to evaluate reagents, pulp density, pH, and residence time.

e.             Settling tests for thickener design.

Sufficient testing was completed such that Kilborn was able to develop a bankable feasibility design for the process plant in 1997.  The Kilborn flowsheet and plant design was used by Yamana’s predecessors to obtain an updated turnkey cost estimate for plant construction and operation.

The process testing history is summarized below:

Feb 1975:	INCO, “Flotation Tests on Project M” — Inco

April 1979:	“Report RT-91228-01-R1”, INCO — Parsons-Eluma Projetos e Consultoria S/C

May 1980:	“Report RT-91228-03-R1”, Eluma-Noranda RPT “Relatorio 13898”, Eluma-Noranda

Dec 1981:	METAGO, “Metallurgical Processing”, Eluma-Noranda

May 1982:	METAGO, “Report on Bench Scale Flotation”, Eluma-Noranda

Sep 1995:	METAGO, “Estudos de Processo para a Mineracao S. Elina”

Aug 1996:	MacPherson Consultants, “Proposed Grinding Circuite for Chapada Ore”, Santa Elina — Echo Bay Mines.

Feb 1997:	LAKEFIELD RESEARCH, “Recovery of Copper and Gold from Samples of Chapada Ore- Progress Report N.1”, Santa Elina-EchoBay

Oct 1997:	AUGMENT, “Chapada Amenability Test Report”, Santa Elina-Echo Bay.

Nov 1997:	Billiton Process Research, “Report PR97/90 — Bacterial Oxidation of Chapada Concentrate” Echo Bay.

2004:       CIMM and HDA Services S/C Ltda. - SAG/Ball mill test work reports. The study regarding bacterial leaching of the concentration is not being applied to the project at this time.  Conventional smelting of the concentrate is anticipated.

For the feasibility study, Hatch relied on the December 1981 metallurgical processing report, the 1997 Lakefield report and the 2004 CIMM / HDA Services S/C Ltda. report as the basis for the current flowsheets.

•                  The Parsons- Eluma Projetos e Consultoria S/C report, from the 1981 / 1982 work, was carried out at the Metago facility in Goiana, Brazil.  The tests were carried out on bulk samples from the exploration shaft and crosscuts.  Locked cycle flotation tests were carried out.  A primary grind of 55% -150 microns was selected, although it was noted that the test results were not particularly sensitive to grind. This report is only of value as a guide, as the flowsheet at that time was radically different to what is envisaged for the feasibility study. It included the production of separate pyrite and copper concentrates, preceded by multi stage crushing, and rod and ball milling.  Parsons-Eluma Projetos e Consultoria S/C reported that recovery was high, but no assessment of recovery and grade is provided in the report, other than a conclusion that a 28% Cu concentrate would be achieved, with a constant tail of 0.04% copper.

•                  The Lakefield report of 1997 is a more comprehensive report, presented in a manner that allows some conclusions to be drawn. In addition, the Lakefield personnel involved in this work were still available for discussion and commentary.  Lakefield based their work on an aggressive bulk rougher flotation, regrinding of the rougher concentrate and cleaning to produce a high grade concentrate.  On the basis of their work, Lakefield presented the projected metallurgy for Chapada as follows;

Table 15.1: Lakefield Projected Metallurgy

		Assay		Distribution%
	% wt	% Cu	g/t Au	Cu	Au

Feed	100	0.338	0.328	100	100
Cu Rougher Conc.	7.29	478	3.6	95.3	73.8
Cu Cleaner Conc.	1.09	28	18.5	90.2	61.6
Cu Cleaner Tail	6.2	0.3	0.71	5.1	12.2
Au Carbon					10.2
Final Tail	98.9	0.034	0.09	9.8	28.2

Gold recovery to cleaner concentrate was 61.6%.

The Lakefield work also found a relative insensitivity to grind between p80’s of 100 and 200mm. As with Parsons-Eluma, Lakefield also selected a p80 of 150 microns, with regrinding to finer than 50 microns to achieve the final concentrate grade.  The selection of a 28%Cu concentrate at a recovery of 90.2% copper was based on a relatively small number (4) of locked-cycle tests.

Hatch concurs with the 28% Cu concentrate grade, but have used the IMC life of mine recoveries of 88.6% for copper recovery and 54.6% gold recovery based on the life of mine head grades and the use of a “fixed” tails grade. This calculation of recovery is therefore more conservative than the Lakefield conclusions. If a test-work program were to be carried out now, current standards would probably include more samples taken from throughout the ore body, (a “metallurgical mapping” program). In addition, Hatch would recommend further tests to investigate the relatively low gold recovery.

In January 2004, under Yamana’s supervision, five large 4m diameter “shafts” were excavated at Chapada to obtain bulk samples for testing at the CIMM laboratory in Santiago for SAG (semi autogenous grinding) / Ball mill evaluation.  The shafts were excavated through the soft soil and overburden, and into the ore to a total depth of 30-40 meters.  The samples collected, over 100 tonnes, were shipped to CIMM in Santiago, and a SAG / Ball mill campaign conducted during February and March of 2004.

The tests indicated a work index of 15-16 kWh/t, which was somewhat higher than the values indicated in previous work (12-13 kWh/t).  These higher values were used, due to the quality of the samples and the reputation of CIMM, to develop the grinding circuit and size the main equipment, (mill and pebble crusher size and power, and SAG mill discharge screen).  The testwork was managed by HDA Services S/C Ltda. of Sao Paulo, and the results provided to Hatch. Only a limited amount of sedimentation and filtration work was carried out, by Hazen Research, Inc. in 1996.

In December 2008, HDA Serviços Ltda.prepared a Comminution Circuit Report detailed below. Solid ore characterization program and comprehensive survey campaigns were the basis for simulations carried out for the expansion of Chapada grinding circuit. The former included the assessment of breakage characteristics and flotation performance of five individual ore types as occurring in the Chapada deposit, while the latter comprised two detailed surveys in the existing industrial grinding circuit.

The breakage characteristics of all five main ore types were assessed by high-energy comminution (DWT – Drop Weight Test), low-energy comminution (abrasion test) and ball milling (BWI – Bond Work Index). In all cases the ANX (Amphibole schist) ore type indicated distinctive breakage characteristics, as compared to the other four ie. SRT (Sericitic schist), QSRT (Sericitic Quartzite), GNS (Gneiss) and BTO (Biotite schist) Accordingly, testing results showed that ANX (Amphibole schist) is a much more competent ore, while BTO (Biotite schist) and SRT (Sericitic schist) were considered friable ore types. Both GNS (Gneiss) and QSRT (Sericitic quartzite) were classified as extremely friable in terms of resistance to high-energy comminution.

Even though the ANX indicated the highest value of Bond Work Index among the five ore type results, the differences were not as severe as those obtained for the high-energy resistance. Bond Work Index was within the12.01-14.44 kWh/t range for all five ore types.

Flotation testing indicated that highest copper and gold recoveries were obtained for samples ground at P80 within the 0.21-0.25 mm range for the SRT (Sericitic schist), QSRT (Sericitic Quartzite), GNS (Gneiss) and BTO (Biotite schist) ore types. Conversely, the ANX ore type indicated a finer grinding size corresponding to highest copper and gold recoveries, in this case at P80 equals to 0.15 mm.

The models developed on the basis of current Chapada industrial operation were considered robust for simulating the entire grinding circuit, including all processing equipment such as SAG and ball mills, cone crushers, screens and cyclones, as well as HPGR. In particular, the HPGR (High Pressure Grinding Rolls) model was calibrated on the basis of comprehensive testing program carried out at a selected manufacturer laboratory, in Germany.

On the basis of individual calibrated models a base case was assembled, which consisted of a complete Chapada comminution circuit integrated within a simulator to represent the current circuit operation, under nominal conditions. Nominal capacity was here referred as 16 MTPY which resulted in 2058 tph plant throughput.

Both 20 Mtpy and 24 Mtpy phases of the expansion project of circuit capacity were based solely on installed equipment at Chapada grinding circuit. In both cases the existing mills (SAG and ball mill) were adjusted to operate under increased power draw mode, which resulted in the extra energy required for fragmentation. The grinding circuit product was simulated for a P80 of 0.22-0.23 mm, therefore well within the selected conditions by the flotation test campaign.

In phase III, 32 Mtpy, which was established for a 100% throughput increase above the base case, a second (new) grinding line was simulated, as the required capacity exceeded the maximum throughput for the existing industrial circuit. Under such scenario, the existing circuit would process QSRT, GNS, SRT and BTO ore types, whilst the new line would receive only the ANX ore type. Such a scheme refers to above conclusions that QSRT, GNS, SRT and BTO ore types are relatively more friable, while showed best copper and gold recoveries at coarser grinding sizes than ANX ore type.

Simulations indicated that the existing grinding circuit would process 3365 tph of QSRT, GNS, SRT and BTO combined ore types, for a nominal P80 equals to 0.22 mm. In this case the remaining throughput would have to be directed to the new grinding line, which corresponds to 750 tph, or 18% of total plant capacity planned for phase III expansion. Final product was simulated for a P80 equals to 0.15 mm.

Among the two alternatives simulated for the new grinding line, the SAG/Ball mill resulted in a smaller ball mill, but in a slightly higher (5%) energy consumption, as compared with the HPGR/Ball Mill option. Total installed power would also be higher for the SAG/Ball mill alternative (9.75 MW), compared with the 8.70 MW figure obtained for the HPGR/Ball mill option. However, such a difference in installed power would be reduced in the case of a coarser grinding size (P80 = 0.21 mm) for the new line, as indicated by simulations. Accordingly, ball mill installed power would be 2.8 MW and 4.5 MW, respectively for SAG/Ball mill and HPGR/Ball mill alternatives. The Figure 15.1 and Figure 15.2 represent the flowsheet in phase 1 and 2.

Figure 15.1. Flowsheet phase 1

Figure 15.2. Flowsheet phase 2

16.0        MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES

16.1               MINERAL RESOURCE

Marco Alfaro S, FAusIMM, is the qualified person for mineral resources and reserves. Based on the Yamana method, Metalica Consultores S.A. developed Table 16.1 as an estimate of mineral resources remaining after 2008 mining net of the mineral reserve presented in Table 16.1. The table is based on a copper equivalent cutoff grade of 0.17% where: Equivalent copper (%) = copper (%) + 0.80 x gold (g/t)

The expression of equivalent copper for determinate the resources inventory, considered a copper price of 1.85 US$/lb and a gold price of 1,200 US$/oz.

Table 16.1 Mineral Resources - Net of Mineral Reserves

Resources Category	Resource (ktonnes)	Copper (%)	Gold (g/t)
Measured/Indicated Resource
Measured Mineral Resource	45,710	0.18	0.14
Indicated Mineral Resource	139,672	0.20	0.12
Measured/Indicated Resource	185,382	0.20	0.13
Inferred Mineral Resource
Inside Design Pit	12,590	0.19	0.20
Outside Design Pit	174,211	0.20	0.10
Total Inferred Resource	186,801	0.20	0.11
Notes:
1. Mineral Resources are at cutoff grade of 0.17% equivalent copper, where equivalent copper is copper (%) + 0.80xgold(g/t)
2. Measured and Indicated mineral resource is only the resource outside of the current design pit.

Note that measured and indicated resources are only those resources outside of the current final pit design.  Measured and indicated mineral resources are 185.4 million tonnes at 0.20% copper and 0.13 g/t gold.

Inferred resources have separate line items for resources inside versus outside the final pit design.  It can be seen that inferred resources inside the current pit design amount to 12.6 million tonnes at 0.19% copper and 0.20 g/t gold.  Total inferred mineral resource is 186.8 million tonnes at 0.20% copper and 0.11 g/t gold. Table 16.2 shows mineral resources, inclusive of mineral reserves.  Measured and indicated resource on Table 16.2 is the sum of the proven and probable mineral reserve (Table 16.2) and the measured and indicated mineral resource on Table 16.1. Inferred resources are the same on Table 16.1 and Table 16.2.

Table 16.2 Mineral Resources - Including Mineral Reserves

Resources Category	Resource (ktonnes)	Copper (%)	Gold (g/t)

Measured/Indicated Resource
Measured Mineral Resource	225,046	0.30	0.22
Indicated Mineral Resource	305,765	0.26	0.16
Measured/Indicated Resource	530,811	0.28	0.19
Inferred Mineral Resource
Inside Design Pit	12,590	0.19	0.20
Outside Design Pit	174,211	0.20	0.10
Total Inferred Resource	186,801	0.20	0.11

16.2                                                   MINERAL RESERVES

16.2.1                                          Block Model

The estimation of mineral reserves was performed by Yamana Technical Services and audited by Metálica Cosultores SA (Chile), who also updated the mineral reserves estimates herein presented.

The main economic parameters used in the estimate of mineral reserves as at December 31, 2008 are summarized in Table 16.3 below:

Table 16.3 Economic Parameters for Chapada Mine Design

Copper Price	1.85	US$/lb

Gold Price	700.00	US$/oz

Mining	1.35	US$/tonne

Processing	3.30	US$/tonne

G&A	0.32	US$/tonne

Average Plant Copper Recov.	88.60%

Average Plant Gold Recov.	54.60%

Smelter Payable Copper	96.50%

Smelter Payable Gold	97,00%

Copper Smelter, Refin,Freight	0.49	US/lb

Gold Refining	5.00	US$/oz

Copper Royalty, Sales taxes	2.82	% of Gross

Gold Royalty	1.00	% of Gross

Copper NSR Factor (1)	27.82	US$/tonne

Gold NSR Factor (2)	21.46	US$/tonne

NSR Breakeven cutoff	4.94	US$/tonne

NSR Internal cutoff	3.62	US$/tonne

NSR Stockpile	3.21	US$/tonne

The Table 16.4 shows the mineral reserves for Chapada as of January 1, 2009 based on a long range mine plan and plant production schedule developed by Metalica Consultores S.A.. Total proven and probable mineral reserves is 345.4 million ore tons at 0.32% total copper and 0.22 g/t gold.

The mineral reserves are based on long term realized copper and gold prices of $1.85 per pound and $700 per ounce respectively.  The NSR value represents net revenue per ton ore net of smelting, refining, concentrate freight, gold royalties, and copper sales taxes.

Table 16.4 Chapada Mineral Reserve as of January 1, 2009

Reserve Class	Ore (Ktonnes)	NSR (US$/t)	Copper (%)	Gold (g/t)

Proven Mineral Reserve

Open Pit Ore (1)	178,203	10.74	0.33	0.24

Existing Mill Stockpile	1,133	15.27	0.42	0.39

Total Proven Mineral Reserve	179,336	10.77	0.33	0.24

Probable Mineral Reserve

Open Pit Ore (1)	153,093	8.80	0.31	0.2

Existing Low Grade Stockpiles	13,000	6.00	0.26	0.22

Total Probable Mineral Reserve	166,093	8.58	0.31	0.2

Total Proven and Probable Mineral Reserve	345,429	9.72	0.32	0.22

Total Pit Material 587, 609 ktonnes, Strip Ratio 0,70 to 1

The block model provided – with blocks measuring 10m x 10m x 5m – has the following tonnage at different cut grades.

Table 16.5 Tonnage block model at different Cu cut grades

Cut grade (%)	Tonnage (Mt)	Mean Cu grade (%)	Mean Au grade (g/t)
0.0	7,891	0.03	0.02

0.1	935	0.23	0.15

0.2	454	0.33	0.23

0.3	220	0.41	0.30

0.4	92	0.51	0.40

0.5	37	0.61	0.49

0.6	15	0.71	0.59

0.7	6	0.81	0.72

0.8	3	0.91	0.85

0.9	1	1.01	0.97

Figure 16.1 Tonnage – Grade Curve

16.2.2                                          Block Model Conclusion

According to the model, the total resources include 454 Mt at 0.33 % CuT and 0.23 g/t Au at a cut grade of 0.2 % CuT. There is a reduction of approximately 50% with every 0.1% CuT increase in the cut grade.

16.2.3                                          Recommendations

The following are the most important recommendations based on the study conclusions:

Since the deposit is open, exploration campaigns and infill drilling and additional drilling at unexplored areas are recommended. Exploration can be guided by the existing resource categorization and the 100 conditional simulations built by Yamana, which are useful for exploring areas that are more erratic than others.

We recommend that copper and gold grade reconciliation studies be carried out and that any differences must be investigated. Production data (blasting holes) and plant information should be used for this purpose, and these studies should be carried out quarterly.

The results of the reconciliation should be used as a guide for future improvements to the block model.

16.3               MINE PRODUCTION SCHEDULE

16.3.1            Economic Parameters for Mine Design

The basis of the mineral reserve presented is a mine design and mine and plant production schedule developed by Metalica during December 2008.  The final pit design is based on copper price of US$ 1.85 per pound and a gold price of US$ 700 per ounce.  These prices were established by Yamana.

Table 16.6 shows the economic parameters used for pit design.  The mining, processing, and G&A unit costs were provided by Chapada.

The smelting, refining, and freight cost is estimated at $0.490 per pound copper.  This estimate is based on a concentrate grade of 28% (27% payable), a TCRC of US$ 93.87 per tonne concentrate and a freight cost of US$ 198.12 per tonne concentrate.

For mine design they were calculated on a block-by-block basis and incorporated into the model.  An NSR value was also calculated for each block in the model to simplify economic calculations since the copper and gold recoveries are dependent on head grade.  As discussed above, the NSR value is the value per tonne ore net of smelting, refining, concentrate freight, royalties and sales taxes. An example of this calculation for a block with a copper grade of 0.332% and a gold grade of 0.239 g/t is shown in the following sections.

Table 16.6 Economic Parameters for Chapada Mine Design

Copper Price	1.85	US$/lb
Gold Price	700	US$/onz

Mining	1.35	US$/tonne
Processing	3.30	US$/tonne
G&A	0.32	US$/tonne
Average Plant Copper Recov.	88.6%
Average Plant Gold Recov.	54.6%
Smelter Payable Copper	96.5%
Smelter Payable Gold	97.0%
Copper Smelter, Refin,Freight	0.49	US/lb
Gold Refining	5.00	US$/onz
Copper Royalty, Sales taxes	2.82	% of Gross
Gold Royalty	1.00	% of Gross

Copper NSR Factor (1)	27.82	US$/tonne
Gold NSR Factor (2)	21.46	US$/tonne

NSR Breakeven cutoff	4.97	US$/tonne
NSR Internal cutoff	3.62	US$/tonne
NSR Stockpile	3.21	US$/tonne

Note 1: NSR Cu = $27.82 x recovered copper grade
Note 2: NSR Au = $21.46 x recovered gold grade

16.4                 PLANT RECOVERIES

Recoveries are based on a copper tail grade of 0.04% copper, a gold tail grade of 0.12 g/t and a 28% copper concentrate grade.  For example, for a copper grade of 0.332% the copper recovery and concentration ratio from the standard two product formulas are:

•                  Copper Recovery = 100% x 28 x (0.332 – 0.040) / (0.332 x (28 – 0.040)) = 88.1%

•                  Concentration Ratio = (28 – 0.040) / (0.332 – 0.040) = 95.8

Assuming the same concentration ratio for gold, the gold concentrate grade for a gold grade, for example of 0.239 g/t is:

•                  Gold Concentrate Grade = 95.8 x (0.239 – 0.120) + 0.120 = 11.5 g/t

•                  Gold Recovery = 100% x 11.5 x (0.239 – 0.120) / ( 0.239 x (11.5 – 0.120) = 50.3%

It can be shown algebraically that the equation for recovered gold simplifies to:

•                  Recovered Gold Grade = gold – tail + tail/concentration ratio

•                  Recovered Gold = 0.239 – 0.120 + 0.120/95.8 = 0.120 g/t

•                  And 0.120 / 0.239 = 50.3% recovery.

This also shows that the gold recovery is not sensitive to the concentration ratio and concentrate grade assumptions.

16.4.1              NSR Calculation for Mine Design

An NSR value was calculated for each model block.  The value is per ore tonne and reflects gross revenue less smelting, refining, freight, and royalty costs, as well as sales taxes.

•                  NSR copper = (1.85 – 0.490 – 1.1099)(Cu)(cu recovery)(0.965)(22.046)

= $27.82 x recovered copper grade

The $1.1099 term is for royalties and sales taxes at 2.82% of gross value.

•                  NSR gold = (700 – 5.00 – 5.75)(Gold)(au recovery)(0.97)/31.103

= $21.46 x recovered gold grade.

The $5.75 term reflects the gold royalty of 1% of gross revenue.

These factors are shown at the bottom of Table 16.6.

For a block, the total NSR is:

•                  NSR = $27.82 x recovered cu grade + $21.46 x recovered gold grade

Since the NSR value incorporates all the direct costs except mining, processing, and G&A,

the breakeven and internal NSR cutoff grades are as follows:

•                  Breakeven NSR Cutoff = Mining + Processing + G&A US$ 4.97 = $1.35 + $3.30 + $0.32

•                  Internal NSR Cutoff = Processing + G&A US$ 3.62 = $3.30 + $0.32

•                  Internal cutoff applies to blocks that must be mined, i.e. mining is a sunk cost.

For the 2004 feasibility study, a low grade stockpile cutoff grade was established based on the formula:

•                  Stockpile NSR cutoff = 0.70 x (process + G&A) + 0.5 x mining cost

This is based on the assumption that at the end of the mine life, when processing stockpile material is the only activity, process and G&A costs would be reduced to 70% of normal costs.  50% of the mining cost is an estimate of the mining rehandle cost.  Applying this same equation results in a current low grade stockpile cutoff grade of $3.21 per tonne.

16.4.2              Pit and Phase Design

Chapada Mine recommended slope angles as follows:

•                  26º for soil slopes (soils and saprolite).  This material generally represents the top 10 to 30 meters of the entire mine area.

•                  45º for weathered rock slopes.  This was interpreted as the southeast wall of the pit.

•                  56º for unweathered rock slopes on the southwest half of the northwest wall and 50º for unweathered rock slopes on the northeast half of the northwest wall and in the northeast pit area.  The northeast pit area was flattened due to the depth of the pit.

The slope angles for weathered and unweathered rock as stated above were used in the floating cone calculations. Metalica assumed them to be interramp angles, but also that allowances for haul roads should be minimal due to a relatively shallow pit depth. Metalica did not model the saprolite slope angles in the floating cone calculations but did make allowances during the detailed design. Figure 16.2 and Figure 16.3 shows the final pit design. There is a main pit area and a smaller northeast pit. The pit design includes access to the crusher (surface and in-pit crusher) and the various waste rock storage areas and stockpiles. The total final pit is 3900 meters long in the northeast-southwest direction and 1000 meters wide in the northwest-southeast direction. The pit bottom is at the 200 meter elevation.

For the development of the plan, Metalica designed six operating phases (2, 3, 4A, 4B, 5 and 6) were utilized, according to the guidelines of floating cone analysis. Particularly Phase 3 represents the location of in-pit crusher, whereas Phase 6 represents the dismantling of this infrastructure. Figure 16.4 shows the phase outlines on the 300 mining bench.  To date, mining activity at Chapada has been conducted in Phases 1 and 2.

Since there were significant changes to commodity prices and operating costs since last year, Metalica ran floating cones at various copper and gold prices to evaluate the final pit limit and check the phase extraction sequence. It should also be noted that the pit design in the central-west wall is constrained due to the existing primary crusher and plant facilities.

Figure 16.18 shows the Chapada Mine general arrangement including the dump areas for waste dump and stockpiles.

Figure 16.2 Final Pit Design

Figure 16.3 Final Pit Design — Profile

Figure 16.4 Phase outlines - 300 mining bench

16.4.3              Mine Production Schedule

The tonnage and grade distribution from the mining phases was used to develop mining production schedule. Metalica was also provided with the topography as of the end of 2008 that was incorporated into the phase tonnages for the calculation of the updated schedule. shows this topography.

Table 16.7 and Table 16.8 show the main characteristics of the mine sequence in a yearly base:

•                  During the life of mine (15 years) an amount of 345.4 Mt of ore reserves are sent to plant, including the processing of the materials of stocks at the end of mining.

•                  For the development of the plan, six operating phases or stages (2, 3, 4A, 4B, 5 and 6) were utilized, according to the guidelines of floating cone analysis. Particularly phase 3 represents the location of in-pit crusher, whereas Phase 6 represents the dismantling of this infrastructure.

•                  The average grades sent to plant are 0.319% CuT and 0.220 Au g/t.

•                  The higher rock hardness (% ANX) is contributed by phases 3, 5 and 6.

•                  The mine requires a maximal removal of 60 Mtpy, totalizing during the life of mine 682.6 Mt of rock removed, representing an overall stripping ratio of 1.0. Re-handling of 95.0 Mt low grade stocks is included.

•                  The Plant ramp-up was defined as follows:

2009: 19 Mt Ore

2010: 20 Mt Ore

2011: 22 Mt Ore

2012: 24 Mt Ore

Table 16.9 shows the stocks movements. From 2009 to 2020, 95 Mt were sent to stocks and with the 14 Mt existing, complete a total of 109 Mt. This total is send to plant principally at the end of the plan from 2020. The last three year are full stock with an NSR of US$/t 4.10 (at a cutoff 3,21 US$/t) in according with Chapada Mine planning team.

Table 16.10 shows the benches by phases ore movement. In this table it is possible verified that annually is sending ore to plant from a minimum of 5 benches up to a maximum of 12 benches per year with the participant tonnages in these benches.

Table 16.11 to Table 16.18 shows different additional information for the plan: ANX% (Amphibole schist) to plant, saprolito oxide with a total of 2.2 Mt, grades of Ag, Mo and S, No blasted material which was considered in the drilling machines determination and lithology for waste and ore for environmental and metallurgical considerations.

Table 16.7: Mine Production Schedule

CHAPADA MINE PLAN 24.000 kt

			ORE TO					ORE TO	SAPROLITO		TOTAL			IN-PIT
YEAR		Cutoff	PLANT	COPPER	GOLD	NSR	ANX	STOCK	OX.	WASTE	MINE	RATIO	STAGE	CRUSHER
		US$ /t	kt	%	ppm	US$ /t	%	kt	kt (> 0.31 g/t)	kt	kt	(*)

1	2009	6.1	19,000	0.427	0.386	16.5	17.6	8,278	192	14,530	42,000	1.2	2 + Stk
2	2010	6.0	20,000	0.377	0.316	13.6	26.2	6,056	435	23,509	50,000	1.5	2 + 3
3	2011	6.0	22,000	0.374	0.333	13.9	23.7	8,354	983	23,663	55,000	1.5	2 + 3 + 4A
4	2012	6.0	24,000	0.375	0.260	12.3	10.4	9,982	476	23,542	58,000	1.4	2 + 3 + 4A + 5	Working
5	2013	6.0	24,000	0.331	0.242	10.8	7.0	10,608	30	25,362	60,000	1.5	4A + 5	Working
6	2014	6.0	24,000	0.384	0.243	12.2	5.7	12,013	62	23,925	60,000	1.5	4A + 5	Working
7	2015	6.0	24,000	0.388	0.240	12.3	20.8	13,313		22,687	60,000	1.5	4A + 5	Working
8	2016	5.0	24,000	0.299	0.179	8.7	21.7	10,727		25,273	60,000	1.5	5 + Stk	Working
9	2017	5.0	24,000	0.309	0.222	8.8	21.0	4,545		31,455	60,000	1.5	4B + 5 + Stk	Working
10	2018	5.0	24,000	0.333	0.238	10.7	6.2	7,122		18,878	50,000	1.1	4B + 5	Working
11	2019	5.0	24,000	0.327	0.186	9.5	5.6	3,494		3,500	30,994	0.3	4B + Stk	Working
12	2020	5.0	24,000	0.226	0.146	5.9	22.9	479		3,678	28,157	0.2	IP + Stk
13	2021	3.2	24,000	0.220	0.120	4.1	22.8				24,000		Stk
14	2022	3.2	24,000	0.220	0.120	4.1	22.8				24,000		Stk
15	2023	3.2	20,429	0.220	0.120	4.1	22.8				20,429		Stk

		TOTAL	345,429	0.319	0.220	9.7	16.9	94,971	2,178	240,002	682,580	1.0

												RATIO (*) = MINE-PLANT / PLANT

Table 16.8: Contained and Recovered Metals

Mining								Contained Metal		Recovered Metal
Year	NSR Cutoff	Ore Ktonnes	NSR (US$)	Copper (%)	Recovery Cu	Gold (g/t)	Recovery Au	Copper	Gold (Koz)	Copper	Gold (Koz)
	(US$)				(%)		(%)	(mlbs)		(mlbs)
2009	6.1	19,000	16.47	0.427	88.63%	0.386	68.69%	178.9	235.8	158.5	162.0
2010	6.0	20,000	13.59	0.377	87.83%	0.316	67.25%	166.0	203.4	145.8	136.8
2011	6.0	22,000	13.87	0.374	87.79%	0.333	67.60%	181.3	235.8	159.2	159.4
2012	6.0	24,000	12.34	0.375	87.81%	0.260	66.09%	198.4	201.0	174.2	132.8
2013	6.0	24,000	10.80	0.331	87.02%	0.242	65.72%	175.2	187.0	152.5	122.9
2014	6.0	24,000	12.22	0.384	87.95%	0.243	65.73%	203.0	187.5	178.6	123.2
2015	6.0	24,000	12.29	0.388	86.02%	0.240	65.17%	205.1	185.4	176.5	120.8
2016	5.0	24,000	8.66	0.299	84.39%	0.179	63.90%	158.3	137.8	133.6	88.1
2017	5.0	24,000	8.79	0.309	84.60%	0.222	64.79%	163.7	170.9	138.5	110.7
2018	5.0	24,000	10.71	0.333	87.07%	0.238	65.62%	176.4	183.6	153.6	120.5
2019	5.0	24,000	9.50	0.327	86.94%	0.186	64.54%	173.0	143.3	150.4	92.5
2020	5.0	24,000	5.94	0.226	84.61%	0.146	63.73%	119.5	112.9	101.1	72.0
2021	3.2	24,000	4.06	0.220	82.45%	0.120	62.68%	116.4	92.6	96.0	58.0
2022	3.2	24,000	4.05	0.220	82.45%	0.120	62.68%	116.4	92.6	96.0	58.0
2023	3.2	20,429	4.05	0.220	84.45%	0.120	63.18%	99.1	78.8	83.7	49.8
TOTAL		345,429	9.72	0.319	85.95%	0.220	65.09%	2,430.8	2,448.3	2,098.1	1,607.5

Table 16.9 Stocks Movement

CHAPADA STOCKS PLAN 24,000 kt

		MINE TO STOCK
YEAR		> 4,97 US$ /t	4,97 - 3,62	3,62 - 3,21	TOTAL	STOCK TO PLANT
		kt	kt	kt	kt	kt
1	2009	2,558	4,264	1,455	8,278	1,133	STK 1-1-2009
2	2010	2,120	3,066	870	6,056
3	2011	2,856	4,244	1,255	8,354
4	2012	3,655	4,886	1,441	9,982
5	2013	3,548	5,493	1,567	10,608
6	2014	3,267	6,635	2,111	12,013
7	2015	4,831	6,522	1,961	13,313
8	2016		8,147	2,581	10,727	3,258	STK 1-1-2009
9	2017		3,301	1,244	4,545	9,742	STK 1-1-2009
10	2018		5,340	1,783	7,122
11	2019		2,866	627	3,494	6,147
12	2020			479	479	20,395
13	2021					24,000
14	2022					24,000
15	2023					20,429

		22,834	54,763	17,374	94,971	109,104

Table 16.10 Ore Benches by Phase —Ore to Plant

Table 16.11 Ore Benches by Phase —   ANX% to Plant

Table 16.12 Saprolito Oxide

CHAPADA MINE	SAPROLITO OXIDE
PLAN 24,000 kt	Au > 0.31 g/t
Year	Kt	Au g/t	Stage
2009	192	0.479	2
2010	435	0.500	3 + 4A
2011	983	0.430	4A
2012	476	0.421	4A + 5
2013	30	0.415	5
2014	62	0.379	5

TOTAL	2,178	0.444

Table 16.13 Ag, Mo and S Grades

Mine Plan 24 Mt		Ore to Plant	Ag	Mo	S	Mine Ore Stage
Year		kt	ppm	ppm	%
1	2009	19,000	0.190	29.24	1.56	2 + Stk
2	2010	20,000	0.166	25.99	1.66	2 + 3
3	2011	22,000	0.309	24.71	1.35	2 + 3 + 4A
4	2012	24,000	0.355	22.41	1.61	2 + 3 + 4A
5	2013	24,000	0.707	13.41	1.66	4A + 5
6	2014	24,000	0.332	18.48	1.40	4A + 5
7	2015	24,000	0.254	22.79	1.46	4B + 5
8	2016	24,000	0.164	35.43	1.76	5 + Stk
9	2017	24,000	0.308	30.58	1.40	4B + 5 + Stk
10	2018	24,000	0.157	22.04	1.65	4B + 5
11	2019	24,000	0.248	16.91	1.52	4B + Stk
12	2020	24,000	0.240	20.78	1.45	6 + Stk
13	2021	24,000	0.210	20.00	1.62	Stk
14	2022	24,000	0.210	20.00	1.62	Stk
15	2023	20,429	0.210	20.00	1.62	Stk
TOTAL		345,429	0.274	22.74	1.56

Table 16.14 No Blasted Material

			NON BLASTED MATERIAL
		MINE PLAN 24 Mt	EXCAVABLE	STOCK	TOTAL
YEAR		TOTAL REMOVAL	WASTE SOIL+SAPROLITO	TO PLANT	NON BLASTED
		kt	kt	kt	kt	%
1	2009	42,000	4,380	1,133	5,513	13.1
2	2010	50,000	10,794		10,794	21.6
3	2011	55,000	14,695		14,695	26.7
4	2012	58,000	18,835		18,835	32.5
5	2013	60,000	11,579		11,579	19.3
6	2014	60,000	144		144	0.2
7	2015	60,000
8	2016	60,000		3,258	3,258	5.4
9	2017	60,000	4,525	9,742	14,267	23.8
10	2018	50,000
11	2019	30,994		6,147	6,147	19.8
12	2020	28,157		20,395	20,395	72.4
13	2021	24,000		24,000	24,000	100.0
14	2022	24,000		24,000	24,000	100.0
15	2023	20,429		20,429	20,429	100.0
TOTAL		682,580	64,952	109,104	174,056	25.5

Table 16.15 Ore Lithology - Tonnage

	LITOLOGY
MINE PLAN	ORE
24 Mt	to PLANT	BTO	GNS	ANX	SRT	QSX	OTHERS
Year	kt	kt	kt	kt	kt	kt	kt
2009	19,000	7,196	2,010	3,496	4,553	1,273	473
2010	20,000	7,549	1,362	5,244	4,683	940	222
2011	22,000	8,632	647	5,207	4,437	2,440	637
2012	24,000	11,581	3,311	2,506	1,768	1,153	3,681
2013	24,000	7,123	11,667	1,691	2,486	279	754
2014	24,000	3,124	18,651	1,370	520	193	142
2015	24,000	4,876	8,105	5,004	2,401	3,614
2016	24,000	3,506	767	5,660	7,485	6,516	65
2017	24,000	5,824	1,169	6,302	4,342	6,006	358
2018	24,000	2,259	12,520	1,487	5,920	1,795	19
2019	24,000	5,718	9,052	1,490	6,980	576	184
2020	24,000	7,312	4,289	5,956	2,447	3,384	612
2021	24,000	7,680	5,040	5,520	2,880	2,160	720
2022	24,000	7,680	5,040	5,520	2,880	2,160	720
2023	20,429	6,537	4,290	4,699	2,451	1,839	613
	345,429	96,597	87,920	61,151	56,233	34,328	9,200

BTO: Biotite	ANX: Amphibole Schist	QSX: Quartz Sericite
GNS: Gneiss	SRT: Sericite Schist	OTHER CODES

Table 16.16 Ore Lithology - Percentage

	LITOLOGY
MINE PLAN	ORE
24 Mt	to PLANT	BTO	GNS	ANX	SRT	QSX	OTHERS
Year	kt	%	%	%	%		%
2009	19,000	38	11	18	24	7	2
2010	20,000	38	7	26	23	5	1
2011	22,000	39	3	24	20	11	3
2012	24,000	48	14	10	7	5	15
2013	24,000	30	49	7	10	1	3
2014	24,000	13	78	6	2	1	1
2015	24,000	20	34	21	10	15
2016	24,000	15	3	24	31	27	0
2017	24,000	24	5	26	18	25	1
2018	24,000	9	52	6	25	7	0
2019	24,000	24	38	6	29	2	1
2020	24,000	30	18	25	10	14	3
2021	24,000	32	21	23	12	9	3
2022	24,000	32	21	23	12	9	3
2023	20,429	32	21	23	12	9	3
	345,429	28	25	18	16	10	3

Table 16.17 Waste Lithology – Tonnage

	LITOLOGY
MINE PLAN	WASTE
24 Mt	to DUMP	BTO	GNS	ANX	SRT	QSX	OTHERS
Year	kt	kt	kt	kt	kt		kt
2009	14,530	2,332	476	4,766	991	1,034	4,931
2010	23,509	1,854	250	8,256	312	2,293	10,544
2011	23,663	2,304	151	3,357	514	1,313	16,024
2012	23,542	1,698	1,233	634	528	448	19,001
2013	25,362	2,068	2,950	3,579	407	278	16,080
2014	23,925	2,675	4,881	11,260	1,706	1,134	2,269
2015	22,687	1,757	1,489	13,435	1,943	1,635	2,428
2016	25,273	1,514	624	17,226	1,428	2,078	2,403
2017	31,455	4,722	283	17,066	822	2,381	6,181
2018	18,878	6,304	1,188	8,214	1,629	1,537	6
2019	3,500	1,166	749	253	1,307	25	0
2020	3,678	910		1,153	9	475	1,131
2021
2022
2023
	240,002	29,304	14,274	89,199	11,596	14,631	80,998

BTO: Biotite	ANX: Amphibole Schist	QSX: Quartz Sericite
GNS: Gneiss	SRT: Sericite Schist	OTHER CODES

Table 16.18 Waste Lithology - Percentage

	LITOLOGY
MINE PLAN	WASTE
24 Mt	to DUMP	BTO	GNS	ANX	SRT	QSX	OTHERS
Year	kt	%	%	%	%		%
2009	14,530	16	3	33	7	7	34
2010	23,509	8	1	35	1	10	45
2011	23,663	10	1	14	2	6	68
2012	23,542	7	5	3	2	2	81
2013	25,362	8	12	14	2	1	63
2014	23,925	11	20	47	7	5	9
2015	22,687	8	7	59	9	7	11
2016	25,273	6	2	68	6	8	10
2017	31,455	15	1	54	3	8	20
2018	18,878	33	6	44	9	8	0
2019	3,500	33	21	7	37	1	0
2020	3,678	25		31	0	13	31
2021
2022
2023
	240,002	12	6	37	5	6	34

Figure 16.5.Initial topography December 31th, 2008

Following Figure 16.6 to Figure 16.17 shows the pit geometry at the end of each year (annual photos) indicating the Stages or Phases.

Figure 16.6: Pit December 2009

Figure 16.7: Pit December 2010

Figure 16.8: Pit December 2011

Figure 16.9: Pit December 2012

Figure 16.10: Pit December 2013

Figure 16.11: Pit December 2014

Figure 16.12: Pit December 2015

Figure 16.13 Pit December 2016

Figure 16.14 Pit December 2017

Figure 16.15: Pit December 2018

Figure 16.16 Pit December 2019

Figure 16.17: Pit December 2020

Figure 16.18. Chapada Mine General Arrangement

16.5                                                   MODEL VALIDATION

Metálica carried out the block model validation to support the mine plan production and the definition of the ore reserves. The block model used is version 2008 included new criteria for ore resources classification.

Validation was performed for the following variables:

1.- Category.

2.- Copper and gold grade.

3.- Cooper and gold grade correlation.

The review was referenced based on benches every 20 meters between 250 m.a.s.l. and 350 m.a.s.l.

16.6                                                   RESOURCE CATEGORIZATION

The objective of the resource categorization was converting the inferred category to indicated + measured resources in order to increase the mineral reserves. The block model is found to be sufficiently robust to define the respective mining reserves according to the mining plans to be carried out.

The resource categorization was based on measured, indicated and inferred resources according to the Canadian NI 43-101 codes.

The method used for the categorization takes into account the estimated error in quarterly production units, according to the following categories:

Measured resource: relative error (with 90% confidence) of Cu and Au less than 15%.

Indicated resource: relative error of Cu and Au between 15% and 30%.

Inferred resource: relative error of Cu and Au greater than 30%.

This type of categorization considers first the estimate error and then the grade variability, and is being used with increasing frequency in the mining industry (for instance, it is used in Antamina, Peru.)

The method was designed by Harry Parker, an AMEC engineer.

To obtain the estimated error in quarterly production units, Yamana carried out 100 conditional simulations of the ore deposit.

Metálica carried out a graphic review that matched information density (in-plant graphic representation of the boreholes) with its associated category.

Areas with high information density are thus expected to have blocks in the “Measured” category, shifting from the “Indicated” to the “Inferred” category as information density diminishes.

The categories are presented below by bench:

•  Bench 250

•  Bench 270

• Bench 290

• Bench 310

• Bench 330

• Bench 350

16.7                                                   GRADE MODEL REVIEW

Model grades were compared with those shown by the bench-to-bench boreholes.

The review of Cu and Au grades compared the mean model values to the mean boreholes values, according to the bench selected.

The Chapada mine was found to have no data aggregation problems.

It should be pointed out that boreholes provide information at different levels, thus the values to be used were selected according to the altitude of the selected bench leg plus 5 meters, corresponding to the altitude of the block model’s benches.

At the same time, one model per bench was selected in order to compare areas that had more available information.

The results are shown below:

Bench 250 Au

Au
Averagemod	= 0.2086
Averagecomp	= 0.2039

Bench 250 Cu

Cu
Averagemod	= 0.2987
Averagecomp	= 0.2668

• Bench 270 Au

Au
Averagemod	= 0.2228
Averagecomp	= 0.2172

• Bench 270 Cu

Cu
Averagemod	= 0.3510
Averagecomp	= 0.3317

• Bench 290 Au

Au
Averagemod	= 0.2811
Averagecomp	= 0.2767

Bench 290 Cu

Cu
Averagemod	= 0.3510
Averagecomp	= 0.3317

Bench 310 Au

Au
Averagemod	= 0.2715
Averagecomp	= 0.2498

Bench 310 Cu

Cu
Averagemod	= 0.3174
Averagecomp	= 0.3014

Bench 330 Au

Au
Averagemod	= 0.2153
Averagecomp	= 0.2137

Bench 330 Cu

Cu
Averagemod	= 0.2681
Averagecomp	= 0.2779

Bench 350 Au

Au
Averagemod	= 0.1997
Averagecomp	= 0.1837

Bench 350 Cu

Cu
Averagemod	= 0.2744
Averagecomp	= 0.2507

The following tables summarize the comparison of mean boreholes grades with mean model grades:

Table 16.19 Comparison of Copper Grades

Bench	Cu_model	Cu_comp	Delta Cu
350	0.274	0.251	0.024
330	0.268	0.278	-0.010
310	0.317	0.301	0.016
290	0.351	0.332	0.019
270	0.342	0.335	0.008
250	0.299	0.267	0.032
Average	0.309	0.294	0.015

Figure 16.19 Comparison of Copper Grades

Table 16.20 Comparison of Gold Grades

Banco	Au_model	Au_comp	Delta Au
350	0.200	0.184	0.016
330	0.215	0.214	0.002
310	0.272	0.250	0.022
290	0.281	0.277	0.004
270	0.223	0.217	0.006
250	0.209	0.204	0.005
Average	0.233	0.224	0.009

Figure 16.20 Comparison of Gold Grades

16.8                                                   STUDY OF THE CORRELATION BETWEEN CU AND AU GRADES

A bench-to-bench correlation analysis was carried out in order to identify the relationship between copper and gold grades. The analysis was based on data from composite boreholes.

Table 16.21 Summary of Correlation Coefficient

Correlation
Bench	Coefficient
350	0.51
330	0.55
310	0.80
290	0.80
270	0.81
250	0.94

16.9                                                   CUBING MODEL

The model provided – measuring 10m x 10m x 5m – has the following tonnage at different cut grades.

Table 16.22 Tonnage cubing at different Cu cut grades

Cut grade (%)	Tonnage (Mt)	Mean Cu grade (%)	Mean Au grade (g/t)
0.0	7,891	0.03	0.02
0.1	935	0.23	0.15
0.2	454	0.33	0.23
0.3	220	0.41	0.30
0.4	92	0.51	0.40
0.5	37	0.61	0.49
0.6	15	0.71	0.59
0.7	6	0.81	0.72
0.8	3	0.91	0.85
0.9	1	1.01	0.97

Figure 16.21 Tonnage – Grade Curve

Grade (CuT - Au)

16.10                                             CONCLUSIONS

The resource model used by Yamana was built according to international standards and successfully reflects the true variability of grade within the deposit. The model can be used in the development of long-term production plans.

Based on the above, the block model is found to be sufficiently robust to define the respective  mining reserves according to the mining plans to be carried out.

Resource Categorization

When plotted, the information density (boreholes) matches its respective definition. The criteria used by Yamana for to define categories are in line with international standards of NI 43.101.

Cu and Au Grades

Depending on the selected benches, the mean block model grade tended to be above the mean borehole grade.

The average difference in copper grade is 0.015%, while the average difference in gold grades is 0.009 g/t. Nevertheless, this variation is low and falls within the ranges given by previous reconciliations made by Independent Mining Consultants, as shown in the tables below:

Comparison Jan 2007 – Dec 2007

	Grade Cu	Grade Au
Y - Budget Mine Plan	0.470	0.441
Y - LR Reconcilation	0.495	0.450
IMC Volumetrics	0.482	0.459

	0.026	-0.020

Comparison 2005 – 2007

	Grade Cu	Grade Au
Y - Ore Control Model	0.488	0.523
Y - Long Range Model	0.469	0.545
IMC Volumetrics	0.456	0.549

	0.028	-0.007

Cu and Au Correlation

The relationship between copper and gold grades is related to the depth or ore deposit bench, with the lower benches showing a more direct relationship.

Cubing Model

According to the model, the total resources include 454 Mt at 0.33 % CuT and 0.23 g/t Au at a cut grade of 0.2 % CuT. There is a reduction of approximately 50% with every 0.1% CuT increase in the cut grade.

17.0        OTHER RELEVANT DATA AND INFORMATION

The Brazilian economy has a very large industrial base.  In addition to labor, a significant portion of the mine and plant consumable items are produced in Brazil, and are thus priced in local currency, the Brazilian Real.

Copper and gold sales are generally priced in US dollar terms on world markets, so the Chapada revenue is largely in US dollar terms.

For the last several years the exchange rate tended to be about three Reals to the dollar. During 2007 the Real measured significant gains against the US dollar and, as of this writing the exchange rate is about 2 reais to the dollar.

In addition, it is worth noting that with the world economy downturn a lower capex should be expected due to lower demand for mine and beneficiation plant equipment.  This leads us to assume that the economy will reach a new point of equilibrium at a lower level than that before the crisis and, as a result, prices will fall not only for commodities, but also for manufactured and industrial goods.

18.0        INTERPRETATION AND CONCLUSIONS

The mine plan production schedule using the 2008 ore resources model resulted in an availability of 345.4 million tonnes of ore, feeding the plant during 15 years at a rate of 24 Mtpy.

The resource model used by Yamana Gold was built according to international standards and successfully reproduces the high and low grade zones. The model can be used in the development of long-term production plans.

Based on the above, the block model is found to be sufficiently robust to define the respective  mining reserves according to the mining plans to be carried out.

An overall copper recovery of 86% was estimated, resulting in nearly 2,098 million pounds of fine copper in concentrates and 1,608 K ounces of gold at a global recovery of 65%.

Table 1.2 indicates about 13 million tonnes of inferred resource within the limits of the current design pit, though it is relatively low grade material. An on-going development drilling program needs to explore this material mainly focused in the north pit where the east flank of stage 5 is delimited by inferred material.

Accordance to mine plan sequence,   ANX% (Amphibole schist) get maximum values during years 2010 and 2011 due to the excavation of stage 3 to install in-pit crusher. To decrease and control the   ANX% (Amphibole schist) to plant would be necessary to sent part of this material to stockpile, increasing the mining costs due to rehandling activities and potential needings of new areas. In general Stages 3, 5 and 6 contain high values of ANX% (Amphibole schist).

With respect to cutoff cost strategy, during the first five years the 6.0 US$/t is according for a viable mine removal ramp-up defined with Chapada Mine. Optimization could be introduced in short range mine planning.

It was decided to use in the study the appropriate size of loading and haulage fleet, trucks of 172 mt matching with 20 yd3 loading equipment.

The new areas for waste dump require to be condemned. As well as for the use of waste disposal into the pit.

19.0        RECOMMENDATIONS

The following are the most important recommendations based on the study conclusions: since the deposit is not closed, exploration campaigns of infill and unexplored areas are recommended. The closure of the deposit is also recommended. Exploration can be guided by the existing resource categorization and the 100 conditional simulations built by Yamana, which are useful for exploring areas that are more erratic than others.

We recommend that copper and gold grade reconciliation studies be carried out and that any differences must be investigated. Production data (blasting pits) and plant information should be used for this purpose, and these studies should be carried out quarterly.

The results of the reconciliation should be used as a guide for future improvements to the block model.

Plant Expansion

Of the three cases reviewed — 20 Mtpy, 24 Mtpy and 32 Mtpy, 20 Mtpy is the most able to accommodate variations in the selling price of copper, while maintaining the extraordinary internal rate of return attractive.

24 Mtpy is more sensitive to commodity price variations than 20 Mtpy. 32 Mtpy is the most sensitive of all to variations in copper price.

Breakdown of costs

Table 19.1 summarizes the mine cost per year from 2009 until 2023 attending the 20 Mtpy production plan and Table 19.2 summarizes the operating costs — except mine cost (USD/t) including fixed, variable, freight and insurance costs. Table 19.3 and Table 19.4 are for 24 Mtpy. In Table 19.1 and Table 19.3 considers the total shovel material and Table 19.2 and Table 19.4 consider the total ore. Table 19.5 and Table 19.6 show the correlation between them.

Table 19.1 Plan 20 Mtpy : Summary of Mine Operating Costs

year	Tonnage	Drilling Own	Blasting Own	Loading Own	Haulage Own	Services Own	Others (G&A, Illegible) Own	Contractor (Waste)	Total	Mine Cost	Mine Acumulate cost	Note	20 MTPA
	kts	KUS$	KUS$	KUS$	KUS$	KUS$	KUS$	KUS$	KUS$	US$/t	US$/t		ROM	USD/t ROM
2009	42.000	3.922	5.229	8.183	9.274	4.637	7.980	30.034	69.259	1,65	1,65	Own and Contractor	19.000	3.65
2010	50.000	3.908	5.211	7.817	8.859	4.430	9.500	37.831	77.556	1,55	1,60	Own and Contractor	20.000	3.88
2011	52.000	4.175	5.566	8.350	9.463	4.732	9.880	38.668	80.834	1,55	1,58	Own and contractor	20.000	4.04
2012	52.000	7.800	10.400	15.600	17.680	8.840	9.880	0	70.200	1,35	1,52	Own Cost	20.000	3.51
2013	52.000	7.800	10.400	15.600	17.680	8.840	9.880	0	70.200	1,35	1,48	Own Cost	20.000	3.51
2014	52.000	7.800	10.400	15.600	17.680	8.840	9.880	0	70.200	1,35	1,46	Own Cost	20.000	3.51
2015	52.000	7.800	10.400	15.600	17.680	8.840	9.880	0	70.200	1,35	1,44	Own Cost	20.000	3.51
2016	52.000	7.191	9.588	15.600	17.680	8.840	9.880	0	68.779	1,32	1,43	Own Cost, including stockpile to Plant	20.000	3.44
2017	52.000	6.459	8.612	15.600	17.680	8.840	9.880	0	67.071	1,29	1,41	Own Cost, including stockpile to Plant	20.000	3.35
2018	40.000	6.000	8.000	12.000	13.600	6.800	7.600	0	54.000	1,35	1,41	Own Cost	20.000	2.70
2019	40.000	6.000	8.000	12.000	13.600	6.800	7.600	0	54.000	1,35	1,40	Own Cost	20.000	2.70
2020	32.000	3.606	4.808	9.600	10.880	5.440	6.080	0	40.414	1,26	1,40	Own Cost, including stockpile to Plant	20.000	2.02
2021	22.398	2.234	2.979	6.719	7.615	3.808	4.256	0	27.612	1,23	1,39	Own Cost, including stockpile to Plant	20.000	1.38
2022	21.977	977	1.302	6.593	7.472	3.736	4.176	0	24.256	1,10	1,38	Own Cost, including stockpile to Plant	20.000	1.21
2023	23.428	925	1.233	7.028	7.966	3.983	4.451	0	25.585	1,09	1,37	Own Cost, including stockpile to Plant	20.000	1.28
2024	20.000	0	0	6.000	6.800	3.400	3.800	0	20.000	1,00	1,36	Own Cost, including stockpile to Plant	20.000	1.00
2025	20.000	0	0	6.000	6.800	3.400	3.800	0	20.000	1,00	1,35	Own Cost, including stockpile to Plant	20.000	1.00
2026	6.429	0	0	1.929	2.186	1.093	1.222	0	6.429	1,00	1,34	Own Cost, including stockpile to Plant	6.429	1.00
Total	682.232	76.596	102.128	185.819	210.595	105.298	129.624	106.533	916.594	1,34			345.429	2.65

Table 19.2 Summary of Operating Costs — Except Mine cost — (USD/t) — 20 Mtpy

Description	2009	2010	2011
Plant	3.31	3.14	3.04

Other Cash Costs	0.20	0.34	0.32

Vitória Transport Cost	1.54	1.22	1.04

Business Unit G&A	0.36	0.34	0.33

Grand Total	5,41	5,04	4,73

Table 19.3. Plan 24 Mtpy : Summary of Mine Operating Costs

Year	Tonnage	Drilling Own	Blasting Own	Loading Own	Haulage Own	Services Own	Others (G&A, Illegible) Own	Contractor (Waste)	Total	Mine Cost	Mine Acumulate Cost	Note	24 MTPA
	kts	KUS$	KUS$	KUS$	KUS$	KUS$	KUS$	KUS$	KUS$	US$/t	US$/t		ROM	USD/t ROM
2009	42.000	3.922	5.229	8.183	9.274	4.637	7.980	30.034	69.259	1,65	1,65	Own and Contractor	19.000	3,65
2010	50.000	3.908	5.211	7.817	8.859	4.430	9.500	37.831	77.556	1,55	1,60	Own and Contractor	20.000	3,88
2011	55.000	4.553	6.071	9.106	10.320	5.160	10.450	39.433	85.094	1,55	1,58	Own and Contractor	22.000	3,87
2012	58.000	8.700	11.600	17.400	19.720	9.860	11.020	0	78.300	1,35	1,51	Own Cost	24.000	3,26
2013	60.000	9.000	12.000	18.000	20.400	10.200	11.400	0	81.000	1,35	1,48	Own Cost	24.000	3,38
2014	60.000	9.000	12.000	18.000	20.400	10.200	11.400	0	81.000	1,35	1,45	Own Cost	24.000	3,38
2015	60.000	9.000	12.000	18.000	20.400	10.200	11.400	0	81.000	1,35	1,44	Own Cost	24.000	3,38
2016	60.000	8.511	11.348	18.000	20.400	10.200	11.400	0	79.860	1,33	1,42	Own Cost, including stockpile to Plant	24.000	3,33
2017	60.000	7.539	10.052	18.000	20.400	10.200	11.400	0	77.590	1,29	1,41	Own Cost, including stockpile to Plant	24.000	3,23
2018	50.000	7.500	10.000	15.000	17.000	8.500	9.500	0	67.500	1,35	1,40	Own Cost	24.000	2,81
2019	30.994	3.727	4.969	9.298	10.538	5.269	5.889	0	39.690	1,28	1,40	Own Cost, including stockpile to Plant	24.000	1,65
2020	28.157	1.164	1.552	8.447	9.573	4.787	5.350	0	30.874	1,10	1,38	Own Cost, including stockpile to Plant	24.000	1,29
2021	24.000	0	0	7.200	8.160	4.080	4.560	0	24.000	1,00	1,37	Own Cost, including stockpile to Plant	24.000	1,00
2022	24.000	0	0	7.200	8.160	4.080	4.560	0	24.000	1,00	1,35	Own Cost, including stockpile to Plant	24.000	1,00
2023	20.429	0	0	6.129	6.946	3.473	3.882	0	20.429	1,00	1,34	Own Cost, including stockpile to Plant	24.000	1,00
Total	682.580	76.525	102.033	185.780	210.551	105.276	129.690	107.298	917.153	1,34			345.429	2,66

Table 19.4 Summary of Operating Costs— Except Mine cost — (USD/t) — 24 Mtpy

Description	2012	2013	2014
Plant	3.04	3.04	3.04
Other Cash Costs	0.32	0.32	0.32
Vitória Transport Cost	1.04	1.04	1.04
Business Unit G&A	0.33	0.33	0.33
Grand Total	4,73	4,73	4,73

Table 19.5. Ore/ Waste for 20 Mtpy

		2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Total Shovel Material	kt	23,881	22,812	22,934	48,204	48,204	48,204	48,204	48,204	48,204	37,080	37,080	29,664	20,763	20,373	21,718	18,540	18,540	5,960
Total Ore	kt	16,634	17,510	16,480	18,540	18,540	18,540	18,540	18,540	18,540	18,540	18,540	18,540	18,540	18,540	18,540	18,540	18,540	5,960
Waste	kt				22,657	20,801	20,057	21,602	20,809	24,249	13,302	12,328	7,305	463	780	1,902
To Stock	kt	7,247	5,302	6,454	7,007	8,863	9,607	8,062	8,855	5,415	5,238	6,212	3,819	1,759	1,053	1,276

Table 19.6. Ore/ Waste for 24 Mtpy

Loading (RH 170 OK)		2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Total Shovel Material	Kt	23,881	22,812	25,012	53,766	55,620	55,620	55,620	55,620	55,620	46,350	28,731	26,102	22,248	22,248	18,938
Total Ore	Kt	16,634	17,510	18,128	22,248	22,248	22,248	22,248	22,248	22,248	22,248	22,248	22,248	22,248	22,248	18,938
Waste	Kt				22,265	23,538	22,236	21,031	23,428	29,159	17,500	3,245	3,410
To Stock	Kt	7,247	5,302	6,884	9,253	9,834	11,136	12,341	9,944	4,213	6,602	3,239	444

20.0    REFERENCES

Hatch Limited, June 2004 “Level II Feasibility Study Update for Chapada Project”.

H. Delboni, April 2004, Grinding Circuit Study

Independent Mining Consultants, Inc., June 2004, “Chapada Project, Brazil — Mining Feasibility Study — Rev. June 2004.”

Independent Mining Consultants, Inc., January 2004, “Chapada Project, Brazil — Mining Feasibility Study.”

Independent Mining Consultants, Inc., August 2000, “Ore Reserve Update of the Chapada Project, Brazil.”

Independent Mining Consultants, Inc., December 1997, “Mining Feasibility Study of the Chapada Project, Brazil.”

Jimmerson, S., December 11, 1996, Memorandum to R. Bullis “Chapada Resource Model.”

Kilborn International, Inc., January 1997, “Chapada Project, Feasibility Study.”

Lovstrom, K.A., December 1997, “Summary of Data Quality Control for the Chapada Project, Goias, Brazil.”

Micon International Limited, July 2003, “Technical Report on the Chapada Copper-Gold Property, Goias State, Brazil.”

Mineracao Maraca, June 2002, “Executive Summary Report — Chapada Project — Goias State, Brazil.”

Santa Elina Mines, June 25, 1997, “Executive Summary Report — Chapada Project — Santa Elina Mines — Goias State, Brazil.”

Santa Elina Mines, August 13, 1997, “Prospective Sale or Joint Venture of the Chapada Copper-Gold Project.”

Metalica Consultores S.A., January 2009, “Chapada Mine Project — Final Technical Report”

Minerconsult, January 2009, “Chapada Expansion — Project Feasibility Study”

HDA Serviços Ltda., December 2008, “Expansion of Chapada - Comminution Circuit Report”

21.0    DATE AND SIGNATURE PAGE

This report titled “Chapada copper-gold project technical report”, dated as of February 19th 2009, was prepared and signed by the following authors:

Marco Alfaro, PH. D. in Geostatistics
Metalica Consultores S.A

Renato Petter, P.Eng.
Director, Technical Services
Yamana Gold Inc.

Homero Delboni, Jr
Senior Consultant of HDA Serviços S/S Ltda

22.0    ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

22.1                                                   MINING OPERATIONS

Mining at Chapada is by conventional open pit methods. Benches are 10 meters high, doubling to 20 m towards the limit of the pit, except in upper benches where the benches are 10 m high in soil.

Six operating phases have been designed to support the mine production from initial topography of January 2009 up to the final pit geometry. To allow the future operations of 150 tonne trucks, haulage ramps of 30 meters wide are required with a maximum gradient of 10%.

The interamp angle by zone used to design the pit wall is shown in Figure 22.1 provided by Yamana, ranging from 45 up to 56° for more competent rock zone.

Figure 22.1 Inter-Ramp Angles by Zone

An in-pit primary crusher will be built in bench 300 m elevation at the beginnings of year 2012, allowing a more flexible operation for ore blending to plant and reducing major truck fleet requirements.

The plant has been in operation since 2008 in accordance with a feasibility study conducted in 2004. The mine plan developed by Metalica is based on supplying ore to a conventional copper sulphide flotation plant over four years at an increasing rate of 24 million tonnes per year.

The ramp-up for the following 4 year period is:

•               19 Mt ore 2009

•               20 Mt ore in 2010

•               22 Mt ore in 2011

•               24 Mt ore in 2012

Consequently, to achieve this ore production it is necessary that Chapada Mine removes 42 Mt in 2009 (ore and waste rock), 50 Mt in 2010, 55 Mt in 2011, 58 Mt in 2012, up to get a maximum rate of 60 Mt in 2013.

Once the Mine plan schedule in a yearly basis was completed, Yamana estimated the metallurgical recoveries year to year for copper and gold. For the fifteen years mine plan, a global copper recovery of 86% is estimated and 65% for gold, thus resulting in a fine metal production of 2,098 million pounds of copper and 1,607 K ounces of gold.

22.1.1                                          Mine Equipment

At present, mining is being conducted with excavators of 4.3 cubic meter capacity and haul trucks with a capacity of about 28 tonnes. This equipment is very small for a project of this size.  Typical equipment for a project of this size is hydraulic shovels with a capacity of about 19 cubic meters matched with trucks of 150 tonne capacity. Table 22.1 shows the current mining equipment fleet.

Table 22.1 Chapada Current Mining Equipment Fleet

Description	Number
Bucyrus 35HR Drill	4
Wolf 5000E Drill	1
Liebherr R964B Excavators	7
Liebherr R944 Excavator	1
Randon 430B Trucks	52
Scania 8 x 4 Trucks	5
Caterpillar D8T Track Dozers	2
Caterpillar D6RII Track Dozers	3
Caterpillar 950GII Wheel Loader	2
Caterpillar 980H Wheel Loader	1
Caterpillar 140H Motor Grader	3
Caterpillar 416DII Backhoe Loader	1
Scania Water Trucks

As part of this study, Metalica developed an new estimate of mine equipment requirements. The criteria to determinate the mine equipment considered that in the first three years (2009 to the 2011) the operation of the mine is made by Contractors and Own equipment. From 2012 on, the operation is totally operated with own equipment.  The haulage distances were calculated to the different points of discharge (waste dump, crusher and stock areas) with a total average of 1.8 kilometers.

Figure 22.2 shows the annual haulage distances and annual mine movement.

Figure 22.2 Mine Haulage Distances

The estimation was considering the characteristics of equipment according the new characteristics of the mining plan: drilling machines of 7”, hydraulic shovels (backhoe) of 20 m3 and trucks 170 tons. Table 22.2 summarizes the mine fleet requirements by year during the mine life.  It can be seen that the peak requirement for drills and shovels is estimated at four and five units respectively.  It is also indicated that truck requirements will peak 19 units in 2016.

Table 22.2 Mine Major Equipment Fleet Requirement

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
TOTAL MATERIAL (kt)	42,000	50,000	55,000	58,000	60,000	60,000	60,000	60,000	60,000	50,000	30,994	28,157	24,000	24,000	20,429
DISTANCES (km)	2.3	2.6	1.6	1.6	1.4	1.4	2.1	2.1	2.0	2.9	2.1	1.0	1.2	1.0	1.0
HAULAGE
Haulage (CAT 789 C)	8	8	8	13	13	13	16	19	17	17	8	6	5	4	4
LOADING
Shovel (RH 170 OK)	2	2	2	5	5	5	5	5	5	4	3	3	2	2	2
Loader (CAT 993 K)	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
DRILLING
Drilling ROC L8 - 7"	4	4	4	4	4	4	4	4	4	4	2	1
SERVICES
Bulldozers (CAT D10 T)	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1
Wheeldozers (CAT 834 T)	1	1	1	2	2	2	2	2	2	2	2	2	2	2	1
Motor Grader (16 M)	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1
Water Truck 34 M3	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1

Note : From year 2009 to 2011 Contractors and Own

Chapada has recently adquire 4 drilling machine ROC L8

For the determination of the mining equipment, were considered parameter decided with Yamana: 60 minutes per day for shift change, 130 minutes per day for meals and for blasting and others delays 30 minutes per day.

The productivity for drilling machine in ore is 96 t/m and in waste is 112 t/m. The effective drilling velocity is 29 m/hr. For the shovel RH 170 (20 m3) the productivity was defined in approximated 2,400 t/h. For the trucks CAT 789 C (170 metric ton) the final productivity in according with de haulage distances was approximated 11,000 t/unit-day.

22.2                                                   RECOVERABILITY

Recoveries are based on a copper tail grade of 0.04% copper, a gold tail grade of 0.12 g/t and a 28% copper concentrate grade.  For example, for a copper grade of 0.332% the copper recovery and concentration ratio from the standard two product formulas are:

•                  Copper Recovery = 100% x 28 x (0.332 – 0.040) / (0.332 x (28 – 0.040)) = 88.1%

•                  Concentration Ratio = (28 – 0.040) / (0.332 – 0.040) = 95.8

Assuming the same concentration ratio for gold, the gold concentrate grade for a gold grade, for example of 0.239 g/t is:

•                  Gold Concentrate Grade = 95.8 x (0.239 – 0.120) + 0.120 = 11.5 g/t

•                  Gold Recovery = 100% x 11.5 x (0.239 – 0.120) / ( 0.239 x (11.5 – 0.120) = 50.3%

It can be shown algebraically that the equation for recovered gold simplifies to:

•                  Recovered Gold Grade = gold – tail + tail/concentration ratio

•                  Recovered Gold = 0.239 – 0.120 + 0.120/95.8 = 0.120 g/t

•                  And 0.120 / 0.239 = 50.3% recovery.

This also shows that the gold recovery is not sensitive to the concentration ratio and concentrate grade assumptions.

22.3                                                   MARKETS

The product of the Chapada concentrator is a copper concentrate that tends to be 27% to 28% copper that has been readily marketable on world markets.  Gold is recovered from the concentrate during the refining stage of the processing.

22.4                                                   CONTRACTS

The following contracts are within industry norms.

The chapada mine has a long term sales contracts with Hidalco Industries Limited - Birla Copper Group of India covering a total volume of 70,000 dmt in 2007, 130.000 dmt during 2008 and 100,000 dmt from 2009 up to 2018; Atlantic Copper-Freeport MacMoRan Copper & Gold Inc Group of Spain covering a total volume of 30,000 dmt in 2007; 50,000 dmt in 2008 and 50,000 dmt each per year from 2009 to 2011; Caraiba Metais S/A - Paranapanema Group of Brazil covering a total of 16.000 dmt in 2007; and 24.000 dmt each per year during 2008 and 2009.  Chapada also has contracts with two trading companies: Trafigura AG,

40,000 dmt in 2007; 30,000 dmt in 2008 and 30,000 dmt each per year from 2009 to 2010 and Louis Dreyfus Commodities Metals Suisse SA covering a total of 30.000 dmt each during the period 2007 - 2008 and 40.000 dmt each per year from 2009 to 2011.

22.5                                                   ENVIRONMENTAL CONSIDERATIONS

A substantial amount of environmental study, analysis and regulatory review was made for the Chapada Project.  In November, 1996, Geomina Consultants, from Goiânia, State of Goiás, Brazil, developed an Environmental Impact Study.  This report was used for public comment and as support for application for permits.Yamana obtained the three environmental permits required for mine operations in Brazil: 1) the first environmental license (LP) was issued in December 1999; 2) the construction license (LI) was issued in April 2001 and it was renewed twice in April 2003 and April 2006; and 3) the operation license was published in November 2006, and it is valid until April 2008.  The operation of the Maraca Mine started up in November 2006.

On December 2007, Maracá Mine submitted to the State of Goiás Environmental Agency all necessary documents to obtain the operational environmental license renewal.  The license renewal was issued in September 2008 and is valid until March 2010.

The Chapada Mine is with all licenses (operation, deforest, water use permit, etc) needed to operate.

The environmental impact study was carried out by Geomina Consultants and the results are summarized as follow.

Environmental and socioeconomic characterization of the mine influence area was done by using existing available data, and by obtaining site-specific information.  No ethnic minorities or tribal groups were identified in the mine area of influence.

A non-intervening archaeological  inspection, developed in May 2004, led  to  the identification and registration of eight and  nine archaeological sites and occurrences,

respectively.  The archaeological rescue identified 19 sites and eight occurrences effectively.  The pieces rescued are entrusted at Porangatu Museum.

During 2009 a new archeological rescue effort will be done at the new sites that will be flooded to increase the tailings dam.

The site vegetation survey identified 118 species of six types of vegetation, reinforcing the tropical (savannah) characteristics of the natural vegetative.  Four protected species were found.  Deforestation licenses were approved.  Two forest reservations (186 and 234 hectares) were created according to the legislations, and the land use in these areas is restricted.

Fauna studies identified a total of 121 species, six of them being protected.

An environmental characterization test program was conducted on the unprocessed rock and mill products during 1997 by using EPA standards protocols.  The results have suggested low acid rock drainage potential.  Aluminum, iron and manganese were found in drill holes within concentrations detected in the local groundwater.  The potential implication of selenium presence in some cases should be reviewed during operation.

Surface water background concentrations are higher than expected discharges.  Yamana is clarifying Class 2 water quality compliance, according to the National Environmental Council “CONAMA” Rule 357/2006.  Effluent physicochemical treatment facilities include a specific pond for tailing dam overflow and/or contaminated excess pit water.  A monitoring program will assure water quality compliance.

Storm water runoff and hazardous liquids handling are be adequately addressed using best management practices.

The sewage treatment plant is operating in order to attend all mine sanitary requirements.  Industrial, sanitary and solid waste is disposed of at the Chapada facilities, respectively in a temporary deposit for waste and in the Alto Horizonte landfill.

The closure and reclamation plan is being revised in order to improve environmental and human life protection, reducing long-term monitoring, maintenance, and potential liabilities.  An amount of US$ 13.5 million is estimated for closure and abandonment costs.

22.6                                                   TAXES

It is reported to IMC that income taxes are 34% of taxable cash flow.  This is made up of two components, a 25% corporate tax rate and a 9% social contribution.  In addition to direct operating costs, royalty payments and capital depreciation are deducted to calculate taxable cash flow.

The financial analysis performed by IMC for this study is on a before-tax basis.

22.7                                                   CAPITAL COST ESTIMATES

The expansion capital cost estimates of the different cases studied were developed based on the lists of equipment, materials and services developed by Minerconsult Engenharia, but the definition and the price quotation of mine equipment were provided by MMIC.  Allowance figures relative to the treatment of plant tailings and the Formiga River water intake facility were also provided by MMIC.

The target figures relative to total capital cost defined by MMIC are those presented below; due to the current economic uncertainties, we recommend that those be reviewed and reconsidered some time in the future, after a better definition of the world economic scenarios is available.

20 Mtpy – USD 44,533,020;

24 Mtpy – USD 131,493,010;

32 Mtpy – USD 309,826,710.

22.8                                                   OPERATING COSTS

The operating costs detailed below were provided by MMIC and have been summarized in Table 22.3and Table 22.4, including fixed, variable, freight and insurance costs, except mine cost.

Table 22.3 Summary of Operating Costs – (USD/t) – Case 20 Mtpy

Description	2009	2010	2011

Plant	3.31	3.14	3.04

Other Cash Costs	0.20	0.34	0.32

Vitória Transport Cost	1.54	1.22	1.04

Business Unit G&A	0.36	0.34	0.33

Grand Total	5,41	5,04	4,73

Table 22.4 Summary of Operating Costs– (USD/t) – Case 24 Mtpy and 32 Mtpy

Description	2012	2013	2014

Plant	3.04	3.04	3.04

Other Cash Costs	0.32	0.32	0.32

Vitória Transport Cost	1.04	1.04	1.04

Business Unit G&A	0.33	0.33	0.33

Grand Total	4,73	4,73	4,73

Table 22.5 Summary of Mine Operating Costs - In-pit Crusher (USD/t)

	Case 20 Mtpy	Case 24 Mtpy	Case 32 Mtpy (*)
Year	(USD/t ROM)	(USD/t ROM)	(USD/t ROM)
2009	3,65	3,65	2,66
2010	3,88	3,88	2,66
2011	4,04	3,87	2,66
2012	3,51	3,26	2,66
2013	3,51	3,38	2,66
2014	3,51	3,38	2,66
2015	3,51	3,38	2,66
2016	3,44	3,33	2,66
2017	3,35	3,23	2,66
2018	2,70	2,81	2,66
2019	2,70	1,65	2,66
2020	2,02	1,29	2,66
2021	1,38	1,00
2022	1,21	1,00
2023	1,28	1,00
2024	1,00
2025	1,00
2026	1,00

(*) Average Mine Operating cost adopted for every year

22.9                 ECONOMIC ANALYSIS – COST SUMMARY AND CASH FLOW

PROJETO CHAPADA-Phase, II and III

ECONOMIC STUDY

TAB 04-Cash Flow

		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21
		2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	Total
		x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	x 1.000 USD	Nominal

ROM	MTPY		19,0	20,0	22,0	24,0	24,0	24,0	24,0	24,0	24,0	24,0	24,0	24,0	24,0	24,0	20,4	—	—	—	—	—	345,4

(1) - Investments:		(9.896)	(69.637)	(38.480)	(63.480)	(2.000)	(8.000)	(6.000)	(2.000)	(7.000)	(2.000)	(6.000)	(2.000)	(1.000)	—	—	—	—	—	—	—	—	(217.493)
- Total Investment w/o taxes	100%	(9.643)	(33.750)	(35.210)	(45.210)	—	—																(123.812)
- Sustaining			(35.000)		(15.000)	(2.000)	(8.000)	(6.000)	(2.000)	(7.000)	(2.000)	(6.000)	(2.000)	(1.000)									(86.000)
- ICMS	100%	—	—	(1.549)	(1.549)	—	—																(3.098)
- PIS / COFINS	100%	(253)	(887)	(1.722)	(1.722)	—	—																(4.583)
																							—
(2) - Working Capital		(14.337)	(526)	(900)	(222)	(225)	—	—	95	189	841	2.317	735	573	—	1.705	9.755	—	—	—	—	—	0
																							—
(3) - Total Investment: (1) + (2)		(24.233)	(70.163)	(39.380)	(63.702)	(2.225)	(8.000)	(6.000)	(1.905)	(6.811)	(1.159)	(3.683)	(1.265)	(427)	—	1.705	9.755	—	—	—	—	—	(217.493)
																							—
(4) - Total Revenue: (5) + (6)			390.706	388.704	474.528	402.175	356.505	403.325	397.899	298.967	323.144	356.894	331.891	229.879	211.153	211.153	183.543	—	—	—	—	—	4.960.465
(5) - Revenue - Copper	100%		267.693	281.474	345.621	311.051	272.205	318.802	315.022	238.553	247.175	274.256	268.462	180.510	171.337	171.337	149.381	—	—	—	—	—	3.812.879
(6) - Revenue - Gold	100%		123.012	107.230	128.906	91.124	84.300	84.523	82.877	60.413	75.969	82.638	63.429	49.368	39.817	39.817	34.163	—	—	—	—	—	1.147.586
																							—
(7) - Operating Cost			(172.047)	(178.356)	(189.154)	(191.820)	(194.520)	(194.520)	(194.520)	(193.380)	(191.110)	(181.020)	(153.210)	(144.394)	(137.520)	(137.520)	(117.058)	—	—	—	—	—	(2.570.150)
(7.1)- Beneficiation Plant + Mine + Freight			(172.047)	(178.356)	(189.154)	(191.820)	(194.520)	(194.520)	(194.520)	(193.380)	(191.110)	(181.020)	(153.210)	(144.394)	(137.520)	(137.520)	(117.058)	—	—	—	—	—	(2.570.150)
																							—
(8) - EBTIDA: (4) + (7)			218.659	210.347	285.374	210.355	161.985	208.805	203.379	105.587	132.034	175.874	178.681	85.485	73.633	73.633	66.485	—	—	—	—	—	2.390.315
																							—
(9) - Depreciation		—	(3.914)	(12.664)	(12.664)	(25.338)	(25.838)	(19.088)	(20.588)	(14.838)	(16.088)	(14.588)	(10.958)	(10.958)	(9.458)	(2.945)	(1.445)	—	—	—	—	—	(201.373)
Mine Equipment Depreciation				(8.750)	(8.750)	(12.500)	(13.000)	(6.250)	(7.750)	(4.500)	(5.750)	(4.250)	(4.250)	(4.250)	(2.750)	(2.250)	(750)	—	—	—	—	—	(85.750)
Other Depreciation	100%	—	(3.914)	(3.914)	(3.914)	(12.838)	(12.838)	(12.838)	(12.838)	(10.338)	(10.338)	(10.338)	(6.708)	(6.708)	(6.708)	(695)	(695)	—	—	—	—	—	(115.623)
																							—
(10) - Income			214.745	197.684	272.710	185.017	136.146	189.717	182.791	90.749	115.946	161.286	167.722	74.527	64.175	70.688	65.040	—	—	—	—	—	2.188.942
																							—
(11) - Income Tax - [ IR + CS ]	34,0%		(73.013)	(67.212)	(92.721)	(62.906)	(46.290)	(64.504)	(62.149)	(30.855)	(39.422)	(54.837)	(57.026)	(25.339)	(21.819)	(24.034)	(22.114)	—	—	—	—	—	(744.240)
																							—
(12) - Net Income			141.732	130.471	179.989	122.111	89.857	125.213	120.642	59.894	76.524	106.449	110.697	49.188	42.355	46.654	42.926	—	—	—	—	—	1.444.702

(13) - Cash Flow Before Taxes		(24.233)	148.496	170.968	221.671	208.130	153.985	202.805	201.474	98.776	130.875	172.192	177.415	85.058	73.633	75.338	76.240	—	—	—	—	—	2.172.822

(14) - Cash Flow After Taxes		(24.233)	75.483	103.755	128.950	145.224	107.695	138.301	139.325	67.921	91.453	117.354	120.390	59.719	51.814	51.304	54.127	—	—	—	—	—	1.428.582

PIS / COFINS - Compensation
PIS / COFINS a COMPENSAR	100%	253	887	1.722	1.722	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accum. PIS / COFINS a COMPENSAR		63	222	430	430	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
IR + CS		—	73.013	67.212	92.721	62.906	46.290	64.504	62.149	30.855	39.422	54.837	57.026	25.339	21.819	24.034	22.114	—	—	—	—	—
Compensation		—	285	715	1.146	1.146	861	430	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cashflow		—	72.728	66.497	91.576	61.760	45.429	64.073	62.149	30.855	39.422	54.837	57.026	25.339	21.819	24.034	22.114	—	—	—	—	—

(13) - Cash Flow Before Taxes		(24.233)	148.496	170.968	221.671	208.130	153.985	202.805	201.474	98.776	130.875	172.192	177.415	85.058	73.633	75.338	76.240	—	—	—	—	—	2.172.822

(14) - Cash Flow After Taxes		(24.233)	75.768	104.471	130.096	146.370	108.555	138.731	139.325	67.921	91.453	117.354	120.390	59.719	51.814	51.304	54.127	—	—	—	—	—	1.433.165

	CASO A1 - x 1.000 USD
VPL =	5,00%	1.023.118
VPL =	7,50%	879.764
VPL =	10,00%	764.328

22.10                                             SIMPLE SENSITIVITY ANALYSIS

Figure 22.3, Figure 22.4 and Figure 22.5 show simple sensitivity analyses for each case analyzed. i.e. the variation of the internal rate of return under the influence of just one variable (total investment value or sale price of concentrate).

Figure 22.3 Simple Sensitivity Analysis – Case 20 Mtpy

Figure 22.4 Simple Sensitivity Analysis – Case 24 Mtpy

Figure 22.5 Simple Sensitivity Analysis – Case 32 Mtpy

22.11                                             MINE LIFE

The project mine life specified herein considers the depreciation period of the mine for the overall feed of each phase.

Case 20 Mtpy — 2 implementation years for Phase 1 and 17 operating years —  22% invested in 2008 and 78% in 2009, operation starts in 2009. Mine equipment budget not included;

Case 24 Mtpy — 2 implementation years for Phase 2 and 15 operating years — Investment disbursements in 2010 and 2011, operation starts in 2012;

Case 32 Mtpy — 2 implementation years for Phase 3 and 12 operating years — Investment disbursements in 2010 and 2011, operation starts in 2012;

22.12                                             PAYBACK

Simulations were developed considering the discount rates of 5%, 7.5% and 10%. In Table 22.6 shows the payback period and Table 22.7shows the net present value for each rate.

Table 22.6. Payback period

	Payback – years
	Discount Rate	20 Mtpy	24 Mtpy	32 Mtpy
Payback	—	2.79	4.56	5.90

	5%	2.85	4.66	6.12
Discounted Payback	7.5%	2.88	4.71	6.24
	10%	2.91	4.77	6.38

Table 22.7. Simulation Results

Description	20 Mtpy	24 Mtpy	32 Mtpy
Total Investment (MUSD) - with taxes and w/o Working Capital	44.5	131.5 (44.5 +86.96)	309.8 (44.5 +86.96 +178.34)
LOM – years	17	15	12
Copper Yearly Production – Mlbs	117	140	176
Yearly Gold Production – koz	89	107	134

Discount Rate = 5%

Net Present Value (MUSD) (w/ rec. of PIS/COFINS)	189.1	246.1	273.8
IRR after taxes (with rec. of PIS/COFINS)	86%	55%	33%

Discount Rate = 7.5%

Net Present Value (MUSD) (w/ rec. of PIS/COFINS)	157.7	200.8	218.5
IRR after taxes (with rec. of PIS/COFINS)	86%	55%	33%
Discount Rate = 10%

Net Present Value (MUSD) (w/ rec. of PIS/COFINS)	132.9	164.9	173.6
IRR after taxes (with rec. of PIS/COFINS)	86%	55%	33%

   CERTIFICATES OF QUALIFIED PERSONS

Certificate of Marco Alfaro

As a qualified person responsible for preparing or supervising the preparation of the technical report entitled “Chapada copper-gold project Goias, Brazil Technical Report” dated as of February 2009, I hereby certify as follows:

(a)           I am employed by and carried out this assignment for Metálica Consultores S.A. Evaristo Lillo 78, Piso 5, Santiago, Chile, phone number (562) 2906910.

(b)           This certificate applies to the Technical Report entitled “Chapada copper-gold project Goias, Brazil Technical Report” dated as of February 19th, 2009.

(c)           I hold the following academic qualifications: Civil Mining Engineering, University of Chile, 1971, PH.D. in Geostatistics, Paris School of Mine, 1972. I am a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM#229692), a professional association as defined by NI 43.101. As well, I am a member in good standing of several other technical associations and societies, including:

(d)           Instituto de Ingenieros de Minas de Chile (llMCh Member #625).

(e)           I have worked in the minerals industry as an engineer continuously since 1972, a period of 35 years.

(f)            I am familiar with National Instrument 43-101 and, by reason of education, experience and professional registration, i fulfil the requirements of a Qualified Person as defined in NI 43.101. I am Director of Resources-Reserves at Metálica Consultores S.A. I am professor on Ore Reserve Evaluation at University of Santiago, Chole. I was employed in Codelco División Chuquicamata and SRK Consulting.

(g)           I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with the instrument.

(h)           I am responsible for the overall report including the mineral reserve statement presented in this report. I visited the Chapada property I visited the Chapada property during September 05-09, 2008 to review conditions at the site.

(i)            I am independent of the issuers for which this report is required, other than providing consulting services.

(j)            That, as of the date of this certificate, to the best of my knowledge, information and belief, the disclosed to make this Technical Report not misleading.

(k)           I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Signed as of February 19th, 2009.

Marco Alfaro, PH. D. in Geostatistics

Metalica Consultores S.A

Certificate of Renato Petter

As a qualified person responsible for preparing or supervising the preparation of the technical report entitled “Chapada copper-gold project Goias, Brazil Technical Report” dated as of February 2009, I hereby certify as follows:

(a)           My name is Renato Petter of busines address at Funchal 411, São Paulo, Brasil, and I am a Professional Engineer and the Director of Technical Services at Yamana Gold Inc.

(b)           This certificate relates to the technical report entitled Chapada copper-gold project Goias, Brazil Technical Report dated as of February 2009.

(c)           I am qualified as a Professional Engineer. I have practiced my profession continuously since graduation. I am a member in good standing of CANADIAN INSTITUTE OF MINING METALURGY AND PETROLEUM nº 141768, and MAusIMM nº 209012 AUSTRALIAN INSTITUTE OF MINING AND METALLURGY. I am a “qualified person” for the purposes of National Instrument 43-101.

(d)           My most recent personal inspection of the Chapada property was in February, 2009 and the duration of my visited was for seven days.

(e)           I am responsible for the preparation and supervision of all items of this technical report other than the disclosure relating to mineral resource estimates.

(f)            I am not independent of Yamana Gold Inc. within the meaning of National Instrument 43-101.

(g)           My prior involvement with the Chapada property includes periodical technical revisions.

(h)           I have read National Instrument 43-101 and the technical report has been prepared in compliance with National Instrument 43-101.

(i)            As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to been disclosed to make the technical report not misleading.

Signed as of February 19th, 2009.

Renato Petter, P.Eng.
Director, Technical Services
Yamana Gold Inc.

Certificate of Homero Delboni, Jr

As a qualified person responsible for preparing or supervising the preparation of the technical report entitled “Chapada copper-gold project Goiás, Brazil Technical Report” dated as of February 2009, I hereby certify as follows:

(a)           My name is Homero delboni Junior of business address at Rua Edson 150, São Paulo, Brasil, and I am a Professional Engineer and the Director of HDA Serviços S/S Ltda.

(b)           This certificate relates to the technical report entitled “Chapada Copper-Gold Project, Goiás State, Brazil, Technical Report Pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated February 2009.

(c)           I am qualified as a Professional Engineer. I have practiced my profession continuously since graduation in 1983. I am a member in good standing of CANADIAN INSTITUTE OF MINING METALLURGY AND PETROLEUM nº 144235, and AusIMM nº 112813 AUSTRALIAN INSTITUTE OF MINING AND METALLURGY. I am a “qualified person” for the purposes of National Instrument 43-101.

(d)           I have personally visited the Chapada property several times during 2005-2008 for assessing the plant operation. I have conducted two comprehensive surveys at the Chapada crushing/grinding/flotation circuits, supervised the sample treatment, tested the various ore types for Comminution, modelled and simulated its operation.

(f)            I am independent of Yamana Gold Inc. within the meaning of National Instrument 43-101.

(g)           My prior involvement with the Chapada property includes: (a) designing the grinding circuit for the Chapada industrial plant, as described in the report “Grinding Circuit Design for Chapada Deposit”, reference: HDA/YM 01.02.04, prepared for Yamana Desenvolvimento Mineral S.A., issued in April, 2004, (b) optimization of the blasting/crushing/grinding circuits, as described in the report (in Portuguese) “Mine-to-Mill na MMIC”, reference RPT HDA/MMIC 02/07 — Rev.2, prepared for  Mineração Maracá Indústria e Comércio Ltda. / Yamana Gold Inc., issued in August 2007

(h)           I have read National Instrument 43-101 and the technical report has been prepared in compliance with National Instrument 43-101.

(i)            As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to been disclosed to make the technical report not misleading.

Signed as of February 19th, 2009.

Homero Delboni, Jr
Senior Consultant of HDA Serviços S/S Ltda